SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006
_____________

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

Avenida I. Huergo 723
Ground Floor
(C1107 A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	________	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item

1	English translation of the Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations as of September 30, 2005 and as of December 31, 2004 and for the nine-month periods ended September 30, 2005 and 2004, including the Audit Report of Pistrelli, Henry Martin y Asociados S.R.L.

Item 1

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s Discussion
and Analysis of Financial Condition and Results of Operations
as of September 30, 2005 and as of December 31, 2004
and for the nine-month periods ended September 30, 2005 and 2004

(English translation of the Independent accountants´ review report originally issued in Spanish, except for the elimination of paragraph 6. of that report and for the addition of paragraph 4. of this report)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors of
Telefónica Holding de Argentina S.A.

1.	We have reviewed the accompanying unconsolidated balance sheet of Telefónica Holding de Argentina S.A. (“the Company”, an Argentine Corporation) as of September 30, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the nine- month period then ended. We have also reviewed the accompanying consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and its consolidated subsidiaries as of September 30, 2005, and the related consolidated statements of income and cash flows for the nine-month period then ended, all expressed in constant Argentine pesos (Note 2.1. to the accompanying unconsolidated financial statements). These financial statements are the responsibility of the Company´s management.

2.	We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences applicable to the limited review of interim period financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of company personnel responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	As explained in Note 2.2.c) to the accompanying unconsolidated financial statements, as of September 30, 2005, Cointel´s current assets are lower than its current liabilities in $1,531 million, the latter including 99.6% ($1,526 million) of debt owed to TISA. Consequently, as mentioned in such note, as of the issuance date of the accompanying financial statements, Cointel´s ability to meet its short term obligations will depend on TISA´S continued refinancing of the loans granted to Cointel, or on obtaining other financing from related or unrelated parties, which up to date are not available in sufficient amounts for Cointel.

The financial statements of the Company and Cointel as of September 30, 2005 have been prepared assuming that those companies will continue as going concerns. The above- mentioned uncertainty raises a substantial doubt about the ability of Cointel and, consequently, of the Company, to continue as going concerns. The accompanying financial statements as of September 30, 2005 do not include any adjustments or reclassifications that may result from the outcome of this uncertainty.

4.	As further explained in Note 10. to the accompanying unconsolidated financial statements, the accompanying financial statements have been translated into English from those originally issued in Spanish. Certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the Argentine National Securities Commission (“CNV”), but do not conform with generally accepted accounting principles in the United States of America. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying financial statements are not intended to present the information on the

(English translation of the Independent accountants´ review report originally issued in Spanish, except for the elimination of paragraph 6. of that report and for the addition of paragraph 4. of this report)

Company's financial position and the related results of operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

5.	Based on our review, we are not aware of any material modifications that should be made to the Company’s financial statements as of September 30, 2005 referred to above, in order for them to be in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Association Law and the CNV.This negative assurance should be read taking into account the uncertainty described in paragraph 3. above, the outcome of which cannot be determined as of the date of this report.

6.	In relation with the balance sheets of the Company and of the Company and its consolidated subsidiaries as of December 31, 2004, and the statements of income, changes in shareholders’ equity and cash flows of the Company and of the Company and its consolidated subsidiaries for the nine-month period ended September 30, 2004, presented for comparative purposes, we inform that:

(a) On February 14, 2005 other auditors issued a qualified audit report on the financial statements of the Company and of the Company and its consolidated subsidiaries as of December 31, 2004, including a subject-to qualification related to the outcome of the uncertainty mentioned in paragraph 3. above. In addition, those auditors mentioned in their report that the financial statements of Telinver S.A. as of December 31, 2004, in which the Company has indirect joint control, were audited by other auditors, who issued on February 14, 2005 an unqualified audit report.

(b) On November 10, 2004 other auditors issued a limited review report on the financial statements of the Company and of the Company and its consolidated subsidiaries as of September 30, 2004 which included an observation related to: a) the uncertainty mentioned in paragraph 3. above, b) the Company´s negative shareholders´ equity and working capital as of such date and c) its ability, and Cointel´s ability to continue as going concerns. The uncertainty related to the Company´s negative shareholders´ equity and working capital was subsequently resolved as described in Note 7.3. to the accompanying consolidated financial statements. In addition, those auditors mentioned in their report that the financial statements of Telinver S.A. as of September 30, 2004 were reviewed by other auditors, who issued a limited review report dated November 1, 2004 including an observation related to the uncertainty about Telinver S.A.´s ability to continue as a going concern as a result of its shorts term debt and negative shareholders´ equity. As explained in Note 7.3 to the accompanying consolidated financial statements, this uncertainty was subsequently resolved.

Buenos Aires,
November 7, 2005

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires

     FISCAL YEARS No. 30 AND No. 29

BEGINNING JANUARY 1, 2005 AND 2004

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

-      Of the articles of incorporation: October 25, 1976.
-      Of the last change to the bylaws: March 31, 2004 (1).

Registration number with the “Inspección General de Justicia” (“IGJ”, the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

     Name: Telefónica Internacional, S.A.

     Registered address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires.

     Principal business: Investment activities.

     Controlling shareholding percentage of the Company's capital stock: 99.96% (2).

     Controlling shareholding percentage of the Company's total votes: 99.97% (2).

Capital stock: See Note 7.1. to the unconsolidated financial statements.

(1)	See Note 7.2. to the unconsolidated financial statements.
(2)	As of the issuance date of these financial statements, as a consequence of the capital stock increase described in Note 7.3. to the unconsolidated financial statements, the percentage held by the controlling company in the Company’s capital stock and votes is 99.99%.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated financial statements as of September 30, 2005 and as of December 31,
2004 and for the nine-month periods ended September 30, 2005 and 2004

(Chart I)

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS	CHART 1
1 OF 3
AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	September 30, 2005	December 31, 2004

CURRENT ASSETS

Cash and banks (Note 3.1.a)	7	8
Investments (Exhibits C and D)	228	130
Trade receivables (Note 3.1.b)	190	162
Other receivables (Note 3.1.c)	45	69
Inventories (Note 3.1.d)	6	3
Other assets (Note 3.1.e)	2	2

Total current assets	478	374

NONCURRENT ASSETS

Trade receivables (Note 3.1.b)	2	2
Other receivables (Note 3.1.c)	79	82
Investments (Exhibit C)	1	2
Fixed assets (Exhibit A)	3,032	3,298
Intangible assets (Exhibit B)	28	34

Subtotal noncurrent assets	3,142	3,418

Goodwill on investment in companies (Note 3.1.f)	603	641

Total noncurrent assets	3,745	4,059

Total assets	4,223	4,433

CURRENT LIABILITIES

Trade payables (Note 3.1.g)	215	213
Bank and other financial payables (Note 3.1.h)	1,226	3,229
Payroll and social security taxes payable (Note 3.1.i)	41	40
Taxes payable (Note 3.1.j)	65	52
Other payables (Note 3.1.k)	32	35
Reserves (Exhibit E)	1	2

Total current liabilities	1,580	3,571

NONCURRENT LIABILITIES

Trade payables (Note 3.1.g)	32	34
Bank and other financial payables (Note 3.1.h)	1,122	1,272
Payroll and social security taxes payable (Note 3.1.i)	7	8
Other payables (Note 3.1.k)	15	15
Reserves (Exhibit E)	149	133
Other liabilities - Section 33 – Law No. 19,550 companies (see
Note 5.c)(ii) to the unconsolidated financial statements)	1,785	-

Total noncurrent liabilities	3,110	1,462

Total liabilities	4,690	5,033

MINORITY INTEREST IN TELEFONICA DE ARGENTINA S.A. (“Telefónica”)	536	486

COINTEL'S PREFERRED CAPITAL STOCK AND ACCUMULATED
PREFERRED DIVIDENDS (Note 6.)	29	26

SHAREHOLDERS' EQUITY	(1,032)	(1,112)

Total liabilities, minority interest in Telefónica, Cointel's preferred capital
stock and accumulated preferred dividends and shareholders' equity	4,223	4,433

Notes 1. to 21. and Exhibits A to H to Chart I, and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS	CHART 1
2 OF 3
FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	September 30, 2005	September 30, 2004

NET REVENUES (Note 17.)	1,271	1,150

COST OF SERVICES PROVIDED (Note 3.1.l)	(726)	(711)

Gross profit	545	439

ADMINISTRATIVE EXPENSES (Exhibit H)	(151)	(128)

SELLING EXPENSES (Exhibit H)	(158)	(111)

OTHER EXPENSES, NET (Exhibit H)	(21)	(38)

OTHER INCOME RELATING TO SECTION 33 – Law No. 19,550 COMPANIES AND
RELATED PARTIES (Notes 2.2.g) and 5.a) to the unconsolidated financial statements)	26	25

DEPRECIATION OF GOODWILL (Note 3.1.f)	(38)	(39)

Subtotal	203	148

LOSS ON EQUITY INVESTMENTS	-	(1)

HOLDING AND FINANCIAL INCOME / (LOSS) ON ASSETS (1)
Exchange differences	(5)	3
Interest and financial income	11	12
Holding gain from Government securities	-	1
Holding (loss) / gain from financial instruments	(1)	2

HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (2)
Exchange differences	140	(71)
Interest and financial charges	(200)	(337)
Holding loss from financial instruments	(10)	(8)
Other (Note 3.1.m)	(8)	(10)

Net income / (loss) for the period before income tax, tax on minimum presumed income
and minority interest in Telefónica	130	(261)

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Note 2.1.k)	-	-

MINORITY INTEREST IN TELEFONICA	(50)	7

Net income / (loss) for the period	80	(254)

Net earning / (loss) per share for the period (3)	0.20	(0.63)

(1)	Corresponds mainly to current investments, trade receivables and other receivables.
(2)	Corresponds mainly to trade payables, bank and other financial payables, other payables and reserves.
(3)	Basic and diluted earning / (loss) per share. See Note 2.2.h) to the unconsolidated financial statements.

Notes 1. to 21. and Exhibits A to H to Chart I, and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)	CHART 1
3 OF 3
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

CHANGES IN CASH AND CASH EQUIVALENTS	September 30, 2005	September 30, 2004

Cash and cash equivalents at end of period (8) (10)	222	162
Cash and cash equivalents at beginning of year (6)	134	177

Increase (decrease) in cash and cash equivalents	88	(15)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
Net income (loss) for the period	80	(254)
Adjustments to reconcile net income (loss) for the period to net cash provided by operating activities:
Financial loss (2) (5)	36	377
Depreciation of fixed assets	413	428
Material consumption	16	22
Amortization of intangible assets	6	6
Depreciation of goodwill	38	39
Cost of services provided	13	8
Holding loss from financial instruments	11	6
Holding (loss) / gain from Government securities	-	(1)
Increase in allowance and accruals (3)	58	51
Gain from dispositions of current investments (7)	(2)	-
Loss on equity investments	-	1
Minority interest in Telefónica	50	(7)
Changes in assets and liabilities:
Trade receivables	(56)	(27)
Other receivables	37	14
Current investments	(11)	-
Inventories	(16)	(12)
Trade payables	(9)	(18)
Payroll and social security taxes payable	(1)	(2)
Taxes payable	13	24
Other payables	(4)	(14)
Reserves	(12)	(18)
Collected interests	6	5
Payment of tax on minimum presumed income	(14)	(16)

Total cash flows provided by operating activities	652	612

Cash flows used in financing activities:
Proceeds from loans	173	190
Repayments of loans	(481)	(511)
Payment of interest and related taxes	(110)	(175)
Increase in intangible assets	-	(1)

Total cash flows used in financing activities	(418)	(497)

Cash flows used in investing activities:
Fixed assets purchases (4) (9)	(152)	(130)
Current investments	6	-

Total cash flows used in investing activities	(146)	(130)

Total increase (decrease) in cash and cash equivalents	88	(15)

(1)	Cash and cash equivalent with original maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 7 million and 215 million, respectively, as of September 30, 2005; (ii) 8 million and 126 million, respectively, as of December 31, 2004; (iii) 7 million and 155 million, respectively, as of September 30, 2004; and (iv) 9 million and 168 million, respectively, as of December 31, 2003.
(2)	Net of (3) million and 1 million in 2005 and 2004, respectively, corresponding to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(3)	It does not include increases/decreases of allowances of Deferred tax assets and Patriotic Bond in 2005.
(4)	In 2005 and 2004, net of 11 million and 12 million, respectively, financed by trade payables.
(5)	Net of other financial charges.
(6)	In 2005, cash and cash equivalents at the beginning of the year do not include 4 million corresponding to Other investments (see Notes 2.1.b and 16).
(7)	Included in “Other expenses, net” in the consolidated income statements.
(8)	In 2005, cash and cash equivalents at the end of the period do not include 13 million corresponding to Discount Bond (see Note 2.1.b).
(9)	In 2004, net of 5 million of transfers of inventories to fixed assets.
(10)	In 2004, cash and cash equivalents at the end of the period do not include 6 million corresponding to Other investments (see Notes 2.1.b and 16.).

Notes 1. to 21. and Exhibits A to H to Chart I, and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND COMPARATIVE INFORMATION

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1. BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. ("the Company") discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements of the Company as of September 30, 2005 and as of December 31, 2004 and for the nine-month periods ended September 30, 2005 and 2004 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest, line by line, its financial statements as of September 30, 2005 and December 31, 2004 and its income statements and cash flows for the nine-month periods ended September 30, 2005 and 2004, with the consolidated balance sheets as of September 30, 2005 and as of December 31, 2004, and the consolidated income statements and cash flows for the nine-month periods ended September 30, 2005 and 2004, of Compañía Internacional de Telecomunicaciones S.A. ("Cointel") and its subsidiaries Telefónica and Telinver S.A. (“Telinver”), over which the Company has joint control according to RT No. 5 (as amended by RT No. 19). See Note 20.

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company's equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

2. BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1. Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled companies have been prepared in accordance with accounting principles consistent with those used by the Company (see Note 2.2. to the unconsolidated financial statements).

The valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are as follows:

a) Cash, banks and deposits:

-	Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each period/year, if applicable.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

-	Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense as of each date, if applicable.

b) Current investments:

-	US$ Discount Bonds: considering the intention of Telefónica, these bonds have been measured at their net realization value as of September 30, 2005 plus, if any, financial income/loss accrued as of the period-end (see Note 13.).

-	Intelsat: Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the US dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the year-end, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information. On January 28, 2005, Telefónica sold its shareholding interest in Intelsat. The effects of such sale were recognized as of that date (see Note 16.).

c) Receivables and payables:

- Trade receivables include services provided and settlements with foreign correspondents, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each period/year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it will recover.

- Prepaid services: since baseline services committed to be rendered by IBM Argentina S.A. (“IBM”) over the duration of the contract will be received by Telefónica in uniform quantities over the duration of the contract, the baseline service total original cost amounting to US$ 218.6 million is accrued based on the straight line method over the duration of the contract. So, prepaid services balance included in Other receivables relating to the baseline services received includes (see Note 8.):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in Telefónica’s income statement as from the fiscal year in which such increases occur.

b) Deferred gain: due to the interdependence of the terms of the agreement on outsourcing of the service and sale to IBM of the related equipment, Telefónica did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain was deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

- Patriotic Bond: as of December 31, 2004 this bond had been valued at its estimated recoverable value, recording an allowance for impairment taking into account the sovereign debt restructuring process commenced by the Argentine Government, which included such bonds (see Note 13.).

- Universal Service contribution (see Note 15.): Telefónica calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in the period/year in which its reimbursement is approved by such entity.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

d) Inventories:

Raw materials, telephony equipment, other equipment (including telephone accessories and prepaid cards) intended for sale and supplies: they have been accounted for at replacement cost, which does not exceed their estimated realizable value. Raw materials and supplies are related to paper for printing directories.

Directories in edition process: have been accounted for at their production cost. This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e) Other assets:

Other assets include buildings no longer used for Telefónica’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in Note 2.1, to the unconsolidated financial statements, which does not exceed its estimated realizable value.

f) Noncurrent investments:

- Telefónica's interest in E-Commerce Latina S.A. (“E-Commerce”) as of December 31, 2004 was accounted for by the equity method based on the financial statements of that company as of such date, prepared in accordance with accounting principles consistent with those used by the Company.

The investment in E-Commerce as of September 30, 2005 has been valued by the equity method, based on the financial statements of that company as of June 30, 2005. Telefónica considers that there were no significant events during the quarter ended on September 30, 2005 that could significantly affect the value of such investment at that date.

- Other investments - Financial trust: corresponds to the value of the certificates of participation subscribed by Cointel in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 14.). Such certificates were valued at the subscription value paid by Cointel up to the limit of their recoverable value. They are expected to be recovered over a term in excess of one year.

g) Fixed assets:

Fixed assets have been valued at their cost restated as described in Note 2.1. to the unconsolidated financial statements, amortizated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over time, includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the nine-month period ended September 30, 2005 and the fiscal year ended December 31, 2004, interest in work in process was capitalized for 3 million and 4 million, respectively. As of September 30, 2005 and December 31, 2004, the residual value of cumulative capitalized interest on fixed assets is 229 million and 252 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates the amortization charge based on the adjusted remaining useful life in accordance with Telefónica's related assets replacement plan.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica's Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projection based on the latest trends. As explained in Note 4., the main macroeconomic variables have shown a relative stabilization. In the opinion of

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

Telefónica’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefónica will generate future cash flows sufficient to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in Note 9.1. , Telefónica will continue to monitor the projected situation and will assess the effect of any new future developments.

h) Intangible assets and goodwill on investment in companies:

In addition to Note 2.2.d to the unconsolidated financial statements, intangible assets as of September 30, 2005 and as of December 31, 2004 correspond to:

Cointel's goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel's increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. Cointel depreciates this goodwill over a 240-month term by the straight-line method.

The recoverability analysis of the goodwill's booked value and the direct investment in Cointel and the indirect investment in Telefónica as of September 30, 2005 has been made on the basis of the Company’s Management best estimate of Cointel’s and Telefónica’s most likely future cash flows, considering current information and Telefónica’s future service rates estimates. Cointel and Telefónica’s Managements have monitored the evolution of the macroeconomic variables that affect their business and, from time to time, they have adjusted their projections based on the latest trends.

As described in Note 4., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, future cash flows to recover the balances corresponding to goodwill, that as of September 30, 2005 amounts to 603 million, will be obtained. Notwithstanding the foregoing, as explained in Note 9.1., the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The license related to the data transmission business, including the authorizations to use the “B” Band, restated as described in Note 2.1. to the unconsolidated financial statements, is amortized by the straight-line method over a 10-year term.

Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as described in Note 2.1. to the unconsolidated financial statements were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations of Telefónica. The amortization of such deferred expenses has been recognized in the line “Other holding and financial income / (loss) on liabilities” of the Company’s consolidated income statements. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of Telefónica's negotiable obligations which are amortized on a straight-line basis through maturity.

The rights of use links have been valued at the acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements and are amortized by the straight- line method over 15 years, the term of the rights.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.1 to the unconsolidated financial statements and are amortized by the straight-line method as from October 1, 1997 through September 30 and October 1, 2007, respectively, according to the terms of the above-mentioned contracts (see Note 20.).

The non-competition clause has been valued at its acquisition cost and is amortized by the straight-line method in a 7-year period (see Note 20.).

Intangible assets value as of September 30, 2005 do not exceed their recoverable value.

i) Reserves:

During the normal course of business, Telefónica and Telinver are subject to several labor, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica and Telinver will incur a loss. The amount of loss is based on Telefónica's and Telinver’s Management assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of September 30, 2005, the amount booked for reserves is 150 million.

j) Financial instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the US dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the US dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the US dollar for these obligations paying for the coverage a fixed percentage. The main criteria used by Telefónica to determine the hedge effectiveness are: i) notional amount of swap contracts with respect to the peso and hedged items; ii) currency of the swap contracts and covered items and iii) maturity date of the hedge instrument and the hedged item. As of September 30, 2005 and December 31, 2004, the hedge relationship was deemed to be ineffective because of the devaluation of the peso and the freezing of Telefónica’s tariffs.

k) Income tax and tax on minimum presumed income: (figures according to Cointel's consolidated financial statements as of September 30, 2005, except for the breakdown of the deferred tax balances and the reconciliation)

Cointel and Telefónica record income tax by applying the deferred method, in accordance with the considerations described in Note 2.2. e to the unconsolidated financial statements.

Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis (see Note 2.5 to the unconsolidated financial statements).

In order to book the temporary differences, Cointel and Telefónica applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences between the tax bases of assets or liabilities and their reported amounts in financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

Cointel and Telefónica’s Management evaluate the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon Cointel and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering its estimates, Cointel and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, they must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal requirements of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation (see Notes 4. and 9.), Cointel and Telefónica have booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income. Additionally, Telinver has projected a taxable income for the fiscal year 2005 and Telinver’s Management has decided to partially reverse the balance of the deferred tax assets reserve in an amount of 5 million.

According to Law No. 25,561, which is described in Note 2.2. e to the unconsolidated financial statements, Telefónica's foreign exchange tax loss as calculated by application of a $1.40 exchange rate for each US dollar was approximately 750 million, which is computed in equal parts in five years starting December 31, 2002. Approximately, 150 million will be computed for tax purposes in the fiscal year ended December 31, 2005, while remaining balance of 150 million will be carried forward and applied to offset taxes over the next year. Cointel’s foreign exchange tax loss was approximately 123 million, of which approximately 80 million and 18 million were computed for tax purposes until the year ended December 31, 2004 and the nine-month period ended September 30, 2005, respectively, while the remaining balance will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

As of December 31, 2004, Cointel, Telefónica and Telinver kept a tax loss carryforward of approximately 3,512 million (1,229 million at a 35% tax rate), that could be applied, in each company’s particular case, to offset future income tax charges until 2010, according to Cointel's financial statements. For the nine-month period ended September 30, 2005, Cointel has estimated a tax loss carryforward of approximately 88 million. Furthermore, in such period, Telefónica has estimated a consolidated taxable income of approximately 619 million (629 million corresponding to Telefónica), that would be offset against cummulative tax loss carryforwards existing at the beginning of the fiscal year of Telefónica. The detail of Cointel consolidated accumulated tax loss carryfoward as of September 30, 2005 is as follows:

Maturity year	Tax loss carryforwards (in million of pesos in historical value)

2005	68
2006	795
2007	1,861	(1)
2009	169
2010	88

	2,981

(1) Net of 629 million corresponding to Telefónica taxable income estimated for the nine-month period ended September 30, 2005.

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

	September 30, 2005		December 31, 2004

Deferred tax assets
General income tax on tax loss carryforwards	862	(1)	976
Specific income tax on tax loss carryforwards	44		44
Exchange differences deductible in future periods/years	56		90
Allowance for doubtful accounts	28		24
Accrual for reserves and other non-deductible allowances and
accruals	88		81

	1,078	(2)	1,215	(2)
Allowance for deferred tax net assets (Exhibit E)	(1,012)	(2)	(1,147)	(2)

Subtotal	66		68

Deferred tax liabilities
Fixed assets	(54)		(55)
Dismissal accrual for tax purposes	(7)		(7)
Other liabilities	(2)		(3)

Subtotal	(63)	(2)	(65)	(2)

Total	3		3

(1)	Includes 15 million originated by Cointel's estimated tax loss carryforward and net of 129 million of net taxable income estimated by the Company and Telefónica for the nine-month period ended September 30, 2005.
(2)	As of September 30, 2005, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax net assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 80 million, 11 million and 69 million, respectively. As of December 31, 2004, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax net assets would have resulted in a reduction of those balances of 5 million, 2 million and 3 million, respectively.

The following is the reconciliation of the income tax amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos) and the amount charged to the income statement (that has been nil for the nine-month periods ended September 30, 2005 and 2004):

	September 30,

	2005	2004

Net income / (loss) before income tax at statutory
income tax rate	28	(89)

Permanent differences:

Net non-taxable income	1	48
Inflation restatement effect	68	81
Net reversal of allowance for deferred tax assets	(135)	(52)
Goodwill depreciation	13	13
Non-deductible interests	8	-
Expired tax loss carryforward	-	2
Effect of minority interest in Telefónica	17	(3)

Total	-	-

Telefónica has determined a consolidated tax on minimum presumed income charge for the nine-month period ended September 30, 2005 in an amount of 27 million (calculated without considering the Company's indirect participation in Telefónica) that was included in the caption “Other non current receivables” as Telefónica’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as Tax on minimum presumed income credit have been measured at their discounted value, based on Telefónica’s tax projections.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

For the nine-month periods ended September 30, 2005 and 2004, Cointel has determined tax on minimum presumed income charges amounting to 27,840 and 62,587, respectively, which were included in Cointel’ s income statements for such periods.

l) Income statement accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance, prepaid cards and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines or interconnection services are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized in the period in which all necessary conditions are met to consider them as revenues.

As of September 30, 2005 and 2004 charges for the use, depreciation and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation restated amounts of such assets, in accordance with Note 2.1. to the unconsolidated financial statements.

Telinver's Management recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of September 30, 2005 and 2004, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of those dates, is 32 million and 43 million, respectively (amounts determined without considering the indirect participation of the Company in Telefónica and Telinver).

3. BREAKDOWN OF THE MAIN ACCOUNTS (amounts stated in millions of Argentine pesos)

3.1 Breakdown of accounts

The main accounts of the consolidated financial statements as of September 30, 2005 and as of December 31, 2004 and the consolidated income statements for the nine-month periods ended September 30, 2005 and 2004, restated as described in Note 2.1. to the unconsolidated financial statements, were made up as follows (foreign currency balances are presented in Exhibit G):

a) Cash and banks:

	September 30, 2005	December 31, 2004

Banks	7	8

Total	7	8

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

b) Trade receivables:

	September 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Without maturity	16	-	11	-
Past due (2)	176	7	137	7
Current	84	-	88	-

Subtotal (1)	276	7	236	7

Allowance for doubtful accounts (Exhibit E)	(86)	(5)	(74)	(5)

Total	190	2	162	2

(1)	In 2005 and 2004, includes 15 million and 12 million, respectively, corresponding to related companies (see Note 7.2).
(2)	In 2005 and 2004, net of 4 million totally reserved.

c) Other receivables:

	September 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Guarantee deposits	1	1	1	-
Prepayments to vendors	2	-	1	-
Related companies receivables (1)	23 (6)	-	39	-
Financial Prepayments	-	-	5	-
Financial Instruments (2)	1	1	1	2
Prepaid expenses	2	-	1	-
Prepaid services (3)	4	-	7	-
Legal deposits	2	-	4	-
Tax on minimum presumed income	-	72	-	63
Patriotic Bond (4)	-	-	-	42
Net Deferred tax assets (5)	-	1,015	-	1,150
Prepaid insurance	2	-	1	-
Other (7)	9	2	10	-

Subtotal	46	1,091	70	1,257
Allowance for Deferred tax assets
(Exhibit E) (5)	-	(1,012)	-	(1,147)
Allowance for impairment of Patriotic
Bond (Exhibit E) (4)	-	-	-	(28)
Allowance for other receivables (Exhibit E)	(1)	-	(1)	-

Total	45	79	69	82

(1)	See Note 7.2.
(2)	See Note 12.
(3)	See Note 8.
(4)	See Notes 2.1.c and 13.
(5)	See Note 2.1.k.
(6)	Includes 5 million with other related companies as detailed in Note 7.2. and 18 million with Telefónica S.A - Sucursal Argentina ("TESA Arg.") (see Note 5.c.(i) to the unconsolidated financial statements).
(7)	In 2005 and 2004, net of 4 million totally reserved.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

d) Inventories:

	Current

	September 30, 2005	December 31, 2004

Raw materials and supplies	1	-
Directories in edition process	4	1
Telephone equipment and other
equipment	3	4

Subtotal	8	5
Allowance for impairment in value
and slow turnover (Exhibit E)	(2)	(2)

Total	6	3

e) Other assets:

	Current

	September 30, 2005	December 31, 2004

Real property intended for sale	2	2

Total	2	2

f) Goodwill on investment in companies:

	Original value	Amortization			Net book value

	At beginning/ end of period/year	At beginning of year	For the period/ year	Accumulated at end of period/year	As of September 30, 2005	As of December 31, 2004

Goodwill - Cointel	804	312	30	342	462	492
Goodwill - Telefónica	227	78	8	86	141	149

Nine-month period
ended September 30,
2005	1,031	390	38	428	603

Fiscal year ended
December 31, 2004	1,031	339	51	390		641

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

g) Trade payables:

	September 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Vendors, contractors and
correspondents (1)	151	1	149	1
Management fee (2)	31	-	35	-
Billing on account and behalf of cellular
and audiotext companies	23	-	26	-
Services collected in advance (3)	9	31	2	33
Other	1	-	1	-

Total	215	32	213	34

(1)	In 2005 and 2004, includes 17 million and 14 million, respectively, corresponding to related companies (see Note 7.2).
(2)	See Note 7.2.
(3)	In 2005 and 2004, includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2005 and 2004, includes 2 million and 3 million as current amount and 29 million and 30 million as non current amount as of each date with related companies (see Note 7.2).

h) Bank and other financial payables:

	September 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Bank loans and long-term
financing	59	88	112	118
Imports financing	5	4	7	6
Section 33 Law No. 19,550 –
Telefónica Internacional, S.A.
(“TISA”) (1)	802	19	2,921	-
Negotiable obligations (2)	351	1,011	174	1,148
Credit balances with banks	9	-	15	-

Total	1,226	1,122	3,229	1,272

(1)	In 2005 and 2004, includes 38 million and 1,896 million, respectively, corresponding to the Company (see Note 5.c.(ii) to the unconsolidated financial statements), 763 million and 727 million, respectively, corresponding to Cointel (see Note 7.1.), 20 million and 239 million, respectively, corresponding to Telefónica (see Note 12.), and in 2004 includes 59 million corresponding to Telinver.
(2)	See issuance conditions and cancellation in Note 11. and Note 9. to unconsolidated financial statements.

i) Payroll and social security taxes payable:

	September 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Vacation and bonus accrual	21	-	23	-
Social security taxes payable	8	-	8	-
Pre-retirement agreements
and others (1)	6	6	8	8
Incentive plan for executives (2)	-	1	-	-
Other	6	-	1	-

Total	41	7	40	8

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. Includes 4 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and September 30, 2005 and are to be paid until the worker qualifies to obtain legal pension benefits.
(2)	Seet Note 19.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	Current

	September 30, 2005	December 31, 2004

Turnover tax accrual (net of
prepayment)	6	6
Health and safety taxes	13	12
Value added tax	12	7
Tax on minimum presumed income
(net of prepayment)	7	5
Other	27	22

Total	65	52

k)       Other payables:

	September 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Financial instruments (1)	5	6	5	2
International Telecommunication Union	10	-	10	-
(“U.I.T.”) (2)
Related companies payables (3)	6	-	7	-
Other	11	9	13	13

Total	32	15	35	15

(1)	In 2005 corresponds to foreign currency swap agreements and in 2004 corresponds to foreign currency swap agreements and currency option agreements, described in Note 12.
(2)	See Note 10.b.
(3)	See Note 7.2.

l)       Cost of services provided:

	September 30,

	2005	2004

Telecommunications services (Exhibit H)	(713)	(703)
Cost of services provided (Exhibit F)	(13)	(8)

Total	(726)	(711)

m)       Other holding and financial income / (loss) on liabilities:

	September 30,

	2005	2004

Deferred expenses amortization	(3)	(4)
Tax on bank account credits and debits	(5)	(6)

Total	(8)	(10)

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.2       Aging of current investments, receivables and liabilities as of September 30, 2005

	Assets				Liabilities

	Current investments	Trade receivables (a)		Other receivables (c)	Trade payables	Bank and other financial payables	Payroll and social security taxes payable	Taxes payable	Other payables	Other liabilities - Section 33 Law No. 19,550 companies

Past due:

Up to three months	-	83		1	-	-	-	-	-	-
From three to six months	-	13		-	11	-	-	-	-	-
From six to nine months	-	10		-	2	-	-	-	-	-
From nine to twelve months	-	9		-	1	-	-	-	-	-
From one to two years	-	16		-	1	-	-	-	-	-
From two to three years	-	14		-	1	-	-	-	-	-
Over three years	-	37		-	-	-	-	-	-	-
Without maturity:	25	16		28	16	9	-	32	21	-
Current:
Up to three months	203	75		9	175	192	17	27	2	-
From three to six months	-	5		3	3	125	17	-	6	-
From six to nine months	-	3		2	4	58	3	6	-	-
From nine to twelve months	-	2		2	1	842	4	-	2	-
From one to two years	-	-		7	2	85	3	-	7	-
From two to three years	-	-		17	2	477	3	-	6	-
From three to four years	-	-		54	2	17	1	-	2	-
From four to five years	-	-		-	2	17	-	-	-	-
Over five years	-	-		1	24	526	-	-	-	-

Subtotal	228	283		124	247	2,348	48	65	46	-
Other liabilities to be capitalized	-	-		-	-	-	-	-	-	1,785
Allowance for doubtful accounts
(Exhibit E)	-	(91)		-	-	-	-	-	-	-
Benefits under the Collective Labor
Agreements	-	-		-	-	-	-	-	1	-

Total	228	192		124	247	2,348	48	65	47	1,785

Balances:
Percentage accruing interest
at fixed rate	96%	1%		2%	-	59%	-	-	24%	-
Percentage accruing interest
at variable rate	-	39	%(b)	1%	-	38%	-	-	-	-
Percentage accruing income
at variable rate	4%	-		-	-	-	-	-	-	-
Interest:
Annual average interest rate
in foreign currency	4%	-		2%	-	9%	-	-	6%	-
Annual average interest rate
in local currency	6%	27%		8%	-	7%	-	-	-	-

(a)	Includes 7 million past-due classified as non current taking into account Telefónica’s Management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to deferred tax net assets totally reserved.

4.       TELEFONICA'S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“ENTel”). Telefónica has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, Telefónica signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On June 9, 2000, the National Executive Power (“NEP”) issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000 the NEP issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, Telefónica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that Telefónica operates, and the situation affecting service rates described in Note 9. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining Telefónica's revenues and expenses is currently mismatched as a result of the “pesification” and freezing of Telefónica's tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of pending tariff renegotiation with the Argentine government. Telefónica's tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs of Telefónica (including investments), i.e. to achieve the “Telefónica's economic and financial equation” contemplated in the Transfer Contract (the “economic and financial equation”) (see Note 9.).

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002, show positive signs such as growth in the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company, Cointel and Telefónica’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated consolidated debt, due to the financing already obtained by Telefónica and the gradual reduction of Telefónica’s short term debt (see Note 12.).

Although Telefónica has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefónica's economic and financial equation (see Note 9.).

Telefónica has signed a Management Agreement with its operator and majority shareholder, Telefónica S.A. (“TSA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TSA's option. On October 30, 2002, TSA notified Telefónica that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On July 30, 2003, Telefónica entered into a Supplement to the Agreement, confirmed by its General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to Telefónica's corporate purpose are subject to administrative approval by the S.C.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

5.       REGISTRABLE ASSETS OF TELEFONICA (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

On October 27, 1994, "ENTel in liquidation" issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of September 30, 2005, these assets have a net book value of about 586 million, of which approximately 513 million (both amounts restated as described in Note 2.1. to the unconsolidated financial statements) have been registered in Telefónica's name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

6.       PREFERRED SHARES OF COINTEL (Figures according to Cointel's unconsolidated financial statements as of September 30, 2005)

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a) Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b) The issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars and until the closing of the three month period ended on March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel's and its legal counsel's final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 2.4. to the unconsolidated financial statements). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one US dollar (US$1) exchange rate, being applicable to such amounts the adjustment by the Coeficiente de estabilización de referencia (“CER”) accrued until the redemption and/or payment date.

During the six-month period ended June 30, 2004, Cointel received a claim from the preferred shareholder that holds 100% of the outstanding preferred shares in relation with the “pesification” of its preferred shares. On September 16, 2004 Cointel has been notified of a legal action filed by such preferred shareholder contesting the shareholders’ meeting held on April 19, 2004 that approved the financial statements for the fiscal year ended December 31, 2003 and possibly the previous meetings, and in particular the shareholders’ decision approving the financial statements as of December 31, 2003 insofar as they disclose as “pesified” the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations described above. In addition, Cointel has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. At the date of these financial statements, following the above mentioned claims, the preferred shareholder initiated a new legal action (requesting that the actions be gathered by the same court), intending to declare the nullity of Cointel Shareholders’ meeting dated on April 29, 2005, that approved the financial statements as of December 31, 2004. Cointel’s Management and its legal counsel consider that, based on the raised analysis and in the light of the rules in force, the likelihood that the outcome of these issues could have an adverse effect on Cointel’s financial position is remote.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

c) The periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d) Preferred dividends are cumulative. The issuance clauses of preferred shares state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e) Preferred dividend payment dates are as follows:

1. Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends should be paid on the 30th day of April in each year to and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note).

2. Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends should be paid on the 30th day of April in each year to and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note). On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f) Preferred capital amortization dates are as follows:

1. Class A shares of preferred stock: the first date was April 30, 1997 and thereafter, amortizations should be made on the 30th day of April in each year to and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of shares. The General and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (in historical value).

2. Class B shares of preferred stock: beginning on April 30, 1998 and thereafter, amortizations should be made on the 30th day of April in each year to and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of shares. The General and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 in historical value).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, of US$1,640,000 (face value 865,920 in historical value) and US$4,030,000 (face value 2,127,840 in historical value), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

g) For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of Law No. 19,550, as amended. Bondholders shall have the same preference as the holders of preferred shares. Amortization payments shall be made from liquid and realized profits or free reserves.

h) If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i) In the event of liquidation of Cointel, for whatever reason, the holders of preferred stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j) Cointel, among other commitments detailed in the issuance conditions, has agreed:

1. Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of preferred stock in a Special Meeting of preferred shareholders.

2. To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3. To make no investment other than in shares of the controlled company and assets related to the holdings of such shares by Cointel.

4. To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. However, as of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that have not been redeemed as set forth in the original schedule, because Cointel did not have liquid and realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k) The holders of preferred stock shall have no right to receive common shares as dividends whether from capitalization of reserves, capital adjustments or otherwise.

l) The holders of preferred stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of Law No. 19,550 as amended, (ii) if voluntary dissolution of Cointel has been decided by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unamortized and past-due. In these cases the holders of preferred stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of Cointel's preferred capital determined in accordance with the issuance clauses prevailing and considering the effects of Decree No. 214/02 and related regulations and the preferred dividends accumulated unpaid but not yet due as of September 30, 2005, as established in the issuance clauses and considering the effects of Decree No. 214/02 and related regulations, is as follows:

	Capital stock			Amounts stated in millions of Argentine pesos

Class of preferred stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos (1)	Accumulated unpaid dividends as of December 31, 2004 (2)(3)	Fifteenth preferred dividends period (3)	Total accumulated unpaid but not due preferred dividends (3)

A	2		6	1	-	1
B	13		40	10	2	12

	14	(4)	46	11	2	13

(1)	See b) in this Note.
(2)	Corresponds to the preferred dividends accrued during the twelve-month periods ended December 31, 2004, 2003, 2002 and 2001, which are unpaid as of September 30, 2005, plus the adjustment for the CER as of September 30, 2005.
(3)	Preferred dividends have been calculated as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related regulations.
(4)	The table may not sum due to rounding in millions. See Note 2.3. to the unconsolidated financial statements.

As of September 30, 2005, Cointel’s preferred stock restated for inflation as described in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 46 million. Cointel believes that the difference of 12 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. The difference of value as of September 30, 2005 is comprised of an initial negative balance as of December 31, 2004 of 16 million (restated as described in Note 2.1. to the unconsolidated financial statements) and an increase of 4 million corresponding to the evolution of the preferred stock’s value, calculated in accordance to Decree No. 214/02 and related regulations during the nine-month period ended September 30, 2005.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The issuance clauses of Cointel’s preferred A and B shares provide that, should there be no liquid and realized profits or free reserves, Cointel will not partially amortize preferred stock or pay the respective preferred dividends.

According to the above-mentioned clauses, Cointel did not partially amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth, thirteenth and fourteenth period. For the above reasons this situation is not to be considered a default of Cointel’s obligations.

According to item 5.a) of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unamortized as of such date.

7.       SECTION 33 – LAW No.19,550 COMPANIES AND RELATED COMPANIES

7.1.    Cointel’s outstanding balances and transactions with related companies (Figures calculated in proportion to the Company's interest in Cointel as of September 30, 2005)

As of September 30, 2005, there are seven outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower), which accrued interest at six-month LIBOR plus 5.5% payable semiannually. As of September 30, 2005, the book value of the outstanding loans amounts to approximately US$262 million (equivalent to 763 million as of September 30, 2005) of which US$259.2 million corresponds to the principal amount and approximately US$3.0 million to interests. Such amount includes a loan of US$18.2 million (US$9.1 million calculated in proportion to the Company's interest in Cointel) with an amortization settled in equal annual consecutive installments until April 30, 2007. The first three installments of such loan with maturity dates settled on October 30, 2002, April 30, 2003 and April 30, 2004, respectively, were refinanced by TISA until October 31, 2005, date on which certain amendments to the conditions of the loan were made, whereby semi-annual interest maturities and a single principal payment to fall due on April 30, 2007, were agreed upon. As of September 30, 2005, Cointel classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

During year 2002, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the nine-month period ended September 30, 2005, interests converted into principal under the above-mentioned loans amounted to US$19 million.

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in others currencies, changes in Cointel’s main business activity, should Cointel or any of its affiliates lose the Government licenses obtained, should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until September 30, 2006: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561 as supplemented and amended in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting Cointel’s ability to settle the payables to TISA in connection with the loan agreements and (iii) TISA shall not consider that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the above mentioned waiver, as of September 30, 2005, Cointel has classified as current liabilities, loans for 731.2 million (equivalent to US$251.3 million at the exchange rate in effect at September 30, 2005), whose original maturity dates were noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain court or out-of-court proceedings are filed for amounts in excess of certain net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering until September 30, 2006. With respect to the loan agreements renewed or executed as from July 26, 2004, TISA has agreed upon with Cointel the elimination of those clauses that stipulated their early termination in case of restrictions that could limit Cointel’s capacity to make payments to TISA under the agreements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

During the nine-month periods ended September 30, 2005 and 2004, Cointel accrued interest related to loan agreements with Section 33 - Law No.19,550 companies for an amount of 46.7 million and 25.8 million, respectively.

7.2.    Telefónica and Telinver's outstanding balances and transactions with related companies
(Calculated in proportion to the Company's interest in Cointel as of September 30, 2005)

During the nine-month periods ended September 30, 2005 and 2004, respectively, Telefónica and Telinver made the following transactions with related companies (in million of Argentine pesos):

	September 30, 2005	September 30, 2004

	Income/(loss)

Management fee:
TESA Arg.	(26)	(25)

Net income (loss) from goods and services:
Telefónica Comunicaciones Personales S.A. (“TCP”)	76	48
Telefónica Data Argentina S.A. ("TDA")	14	16
Atento Argentina S.A. ("Atento")	(6)	(7)
Telefónica Ingeniería de Seguridad S.A.	(2)	(1)
Emergia Argentina S.A.	2	2
Telefónica Internacional Wholesale Services América S.A.
(“TIWS (Uruguay)”)	-	1
C.P.T. Telefónica Perú	5	5
Telefónica Gestión de Servicios Compartidos S.A.(“T-Gestiona”)	1	1
TESA Arg.	(2)	(3)
TSA	3	(1)
Compañía de Radiocomunicaciones Móviles (1)	15	-
Televisión Federal S.A. - Telefé	(1)	-
Telefónica Procesos y Tecnología de Información	-	(3)
Communications Technologies Inc.	(1)	(1)
Telefónica Investigación y Desarrollo S.A.	-	(1)
Telefónica del Brasil	1	1
Telcel Venezuela (1)	2	-
CTC Mundo S.A.	-	1
Pléyade Argentina S.A.	-	1
Telefónica Internacional Wholesale Services (“TIWS España”)	-	1
Terra Network Argentina S.A.	(1)	(1)

Total	106	59

Net loss on financial charges
TISA	(6)	(42)
Atento	-	1

Total	(6)	(41)

Purchases of goods and services
TDA	1	3

Total	1	3

(1) Company incorporated to Telefónica Group in 2005.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telefónica and Telinver's balances with the operator (TSA) and other Cointel’s shareholders and other related companies as of September 30, 2005 and December 31, 2004 are as follows (in millions of Argentine pesos):

	September 30, 2005	September 30, 2004

ASSETS
Trade receivables:
Communication Technologies Inc	-	4
T-Gestiona	1	2
TIWS España	1	-
TCP	3	-
Telcel Venezuela (3)	3	-
TSA	3	-
Televisión Federal S.A. – Telefe	1	1
C.P.T. Telefónica Perú	3	5

Total Trade receivables	15	12

Other receivables:
TDA	3	9
TISA	-	1
Telefónica Media Argentina S.A. ("Temarsa")	1	1
Atento	1	1

Total Other receivables	5	12

TOTAL ASSETS	20	24

LIABILITIES
Trade payables
TSA	-	1
CTC Mundo S.A.	2	2
TESA Arg. (1)	31	35
Emergia Argentina S.A.	31	33
Telefónica Servicios Audiovisuales	1	1
Compañía de Radiocomunicaciones Móviles (3)	12	-
Televisión Federal S.A. – Telefé.	-	-
Telefónica Soluciones S.A.	-	8
Telefónica Investigación y Desarrollo S.A.	2	2

Total Trade payables	79	82

Bank and other financial payables
TISA (2)	20	298

Total Bank and other financial liabilities	20	298

Other payables
TSA	5	6
TESA Arg.	1	1

Total Other payables	6	7

TOTAL LIABILITIES	105	387

(1)	Corresponding to liabilities related to management fee.
(2)	See Note 12.
(3)	Company incorporated to Telefónica Group in 2005.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

7.3.       Telinver (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

On January 3, 2005, Telinver assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver’s Ordinary Shareholders' Meeting approved a capital increase of 71,519,163. Telefónica subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The remaining debt of 45 million as of the date of the capitalization mentioned in the above paragraph is to be repaid by Telinver in 8 semi-annual installments and at an 11% annual nominal interest. Due to the capitalization as of September 30, 2005 Telinver holds a shareholders’ equity amounting to 29 million. However, due to the amount of accumulated losses as of that date, Telinver falls under the conditions for mandatory capital reduction established in Section 206 of Law No.19,550, because losses exceed reserves and 50% of its capital stock. Decree No. 540/05 of the NEP extended until December 10, 2005 the suspension declared on the enforcement of Section 206 of the Business Association Law. See note 20.

7.4.      E-Commerce (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

As arise from Cointel's financial statements as of September 30, 2005, Telefónica holds together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A., as business partner in the electronic trading range through Internet to commercialize products of the shopping center of such company.

Additionally, the parties undertook to make voluntary capital contributions for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5.     Commitments related to TCP (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

In July 1999, Telefónica provided to the Argentine Government for the benefit of TCP performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and 45 million jointly with Telecom Argentina S.A. As informed by TCP, the duties arising from its PCS licenses have been complied with. Although the National Communication Commission (“CNC”) has finished the technical review of existing network, as of the date of issuance of these consolidated financial statements the file of this technical review was on the administrative course and as a result the Company is still subject to these guarantees. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

8.     CONTRACTS (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

- IBM Contract

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of Telefónica’s information systems. Telefónica, TCP, Telinver and TDA executed a contract with IBM whereby Telefónica outsourced the operation and maintenance of the information technology infrastructure to IBM for six and a half year term and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

1. Service Price: over the duration of the contract, Telefónica committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: the agreement stipulated that at the inception of the contract, Telefónica should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to Telefónica, at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve month before the expiration of the agreement, the agreement shall be finished on the termination date.

As of the date of these consolidated financial statements, Telefónica has started with the renegotiation process of the agreement.

The following is a summary of the primary contractual cash flows related to Telefónica and its controlled company, Telinver, agreement with IBM, as it was originally stipulated in 2000:

(in millions of US dollars from 2000 to 2006)

Assets acquired by IBM	24.5
Baseline monthly installments (service fee
total payments)	(218.6)
Repurchase of assets	(14.9)
Refund (only if the contract is
renewed)	3.3

As a result of the peso devaluation, Telefónica renegotiated the contract originally denominated in US dollars. On the basis of a supplementary contract agreed upon by the parties Telefónica undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

- Other

Telefónica signed contracts for lease of satellites, vehicles and real property and operation and maintenance of submarine cables, which include approximately 44 million of minimum future payments as of September 30, 2005.

9. TARIFF

9.1. Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the S.C. established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $1 to US dollar 1 exchange rate. Furthermore, this law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The NEP, by means of Decree No. 293/2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The NEP shall be responsible for submitting the renegotiation proposals to the National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above mentioned period expires without National Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the NEP shall resume the process to renegotiate the respective agreement. Law No. 25,790 establishes that the decisions adopted by the NEP in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which eventually did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in subsections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004 and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica's promotional offer of telephone access through non geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005 Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on Telefónica's future results.

During the final months of 2004 and the beginning of 2005, the Argentine Government reached letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their review. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of these consolidated financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

On March 8, 2005 the Ministry of Economy and Production and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analyze tariff increases. However, as of the date of issuance of these consolidated financial statements, no telecommunication service companies have been notified of a date for an audience.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the renegotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefónica’s financial condition and future results and, consequently, on Cointel's and the Company's. As of the date of issuance of these consolidated financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

9.2. Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in Note 10.d), awarded a precautionary measure ordering the National Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see Note 10.d).

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

Telefónica, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these consolidated financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the Price Cap might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of September 30, 2005, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000-2001 and to the advanced decreases corresponding to the period 2001-2002, as established in the mentioned agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system above mentioned.

Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

9.3. Tariff restructuring (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

The tariff restructuring granted by Decree No. 92/97 effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree No. 92/97 has defects and should be challenged. As of the date of these consolidated financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on the results of its operations.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

10. LAWSUITS AND CLAIMS (Figures according to Cointel’s consolidated financial statements as of September 30, 2005)

Contingencies

Telefónica is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of Telefónica’s legal counsel, indicates that it is probable that a liability has been incurred at the date of issuance of the consolidated financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of September 30, 2005, the amount recorded as reserve for contingencies is 301 million (150 million calculated at the Company’s ownership interest in Cointel).

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 194 million and 161 million as of September 30, 2005 and as of December 31, 2004, respectively. The closing balance of the reserve as of September 30, 2005 is mainly comprised of:

i) probable losses of 95 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of year of Appeals courts that were adverse to Telefónica.

ii) claims for alleged rights provided in the labor law and related costs which amount to 34.6 million. Telefónica intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

  Joint and several liability with third parties
  Labor accidents
  Illnesses
  Other severance payments

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable to lose amounted to 55 million and 54 million as of September 30, 2005 and as of December 31, 2004, respectively.

These tax issues are related to:

  Municipal taxes
  Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters assessed as probable to lose as of September 30, 2005 and as of December 31, 2004 amounts to 52 million and 56 million, respectively. These other matters relate to:

  Damages
  Regulatory compliance claims
  Other claims for rescission of commercial agreements

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the NEP can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the NEP. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of September 30, 2005, the claims filed against Telefónica including accrued interest and expenses totaled approximately 44 million (in original currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of September 30, 2005 Telefónica has paid approximately 12 million (in original currency) in cash for the above mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b) U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into Telefónica, to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. No.18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative "argentin@internet.todos", to be managed by the U.I.T. Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1. k), which Telefónica understands is the full amount of its liability as of September 30, 2005. In the opinion of Telefónica's Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003 in which Telefónica challenged the calculation prepared by the agency and requested that the proceedings be remitted to the appropriate government agency.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

c) Fiber optic cables

In December 2000, Telefónica was served with an ex officio assessment imposed by the Argentine Tax Authorities in relation to Income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentine Administrative Tax Court based on Telefónica's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment recently entered against Telefónica, Telefónica has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004, which have been charged as of that date to Telefónica’s consolidated income statement as definitive payment. In Telefónica’s opinion this matter will not have additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel are of the opinion that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these consolidated financial statements, the Court has not ruled on this matter.

d) Others

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the cooperative’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and has been also rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these consolidated financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

11. COINTEL'S AND TELEFONICA'S NEGOTIABLE OBLIGATIONS

11.1. Cointel's Negotiable Obligations (Figures according to Cointel's unconsolidated financial statements as of September 30, 2005)

The Regular and Special Shareholders´ Meeting held on March 31, 1997, had approved a Global Program for the issuance of negotiable obligations (the “Program”). Such negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies.

Under the Program, Cointel’s Board of Directors decided the issuance of two series of negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date was August 1, 2004, for both Series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, Cointel placed all of the issuance on the market.

The agreement for this issuance gave a detailed description of its settled restrictions.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 at an annual nominal rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million in exchange for Cointel’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in 2011 which on August 1, 2004 were converted into US dollars and started to accrue interest at an annual nominal rate of 8.85% for Cointel’ s Series B notes. Additionally, Telefónica transferred Cointel’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

During fiscal years 2003 and 2004, Cointel purchased negotiable obligations Series “A” for a nominal value of US$24 million, and subsequently it repurchased all of such notes. After the prepayments above-mentioned, the outstanding principal amount under such issue was US$ 200.9 million.

On July 26, 2004, TISA granted a US$103 million loan to Cointel in order for that company to cancel all Series “B” negotiable obligations and the portion of the Series “A” negotiable obligations held by third parties plus interest thereon, both with maturity on August 1, 2004.

In addition, on July 27, 2004 Cointel agreed with TISA the repurchase of the fully of the Series “A” negotiable obligations held by TISA in order to proceed to their cancellation, which occurred on that date. In connection with the referred repurchase, on July 28, 2004 Cointel borrowed a US$ 171.4 million loan from TISA equivalent to the amount of principal plus interest accrued on such negotiable obligations as of that date. The loan did not imply the delivery of funds.

Based on the above, as of the date of issuance of these financial statements, Cointel has fully cancelled debt for principal and interest related to the issuance of negotiable obligations above-mentioned (see Note 18.).

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

11.2. Telefónica's Negotiable obligations (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

As of September 30, 2005, there were ten Telefónica's negotiable obligations issues outstanding:

Month and year of issuance	Face value (in millions)	Term in years	Maturity month/year	Rate per annum %		Use of proceeds

05/98	US$125.6	10	05/2008	9.125		(a)
06/02	US$71.4	4	07/2006	9.875		(b)
08/03	US$189.7	4	11/2007	11.875		(b)
08/03	US$212.5 (d)	7	11/2010	9.125		(b)
08/03	US$0.03 (c)	8	08/2011	8.85		(b)
08/03	US$134.6 (e)	8	08/2011	8.85		(b)
10/04	$134.8 (h)	1	10/2005	8.25		(b)
10/04	$65.2	1.5	04/2006	Badlar + 2.40	(f)	(b)
02/05	$200 (i)	1	02/2006	8.00		(b)
02/05	$50	2	02/2007	Encuesta + 2.50	(g)	(b)

(a)	Financing of investments in fixed assets in Argentina.
(b)	Refinancing of liabilities.
(c)	On August 1, 2004 they were converted into US dollars and started to accrue interest at a nominal rate of 8.85% per annum.
(d)	Net of US$7.5 million repurchased during 2004.
(e)	Net of US$13.5 million repurchased during 2004.
(f)	Corresponds to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
(g)	Corresponds to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.
(h)	At the date of issuance of these consolidated financial statements, this issuance was fully cancelled.
(i)	On November 2, Telefónica repurchased 15.6 million of this issuance.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, etc. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of Telefónica’s Management, Telefónica has met all obligations arising from the agreements signed in connection with these issuances.

Telefónica issued negotiable obligations in dollars under Telefónica’s Global Program of up to US$1.5 billion or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The shareholders’ meeting of Telefónica held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to the Telefónica's Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Stock Exchange of Buenos Aires (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

On April 23, 2004, Telefónica's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program, for a nominal amount of 163.3 million, which have been cancelled as of the date of these consolidated financial statements.

On October 28, 2004 Telefónica issued the Second Class of Negotiable Obligations for 200 million under the above mentioned Program. The issuance comprises a Series A for an amount of 134.8 million, with a 365-day term (which was fully cancelled upon maturity, after September 30, 2005) and an 8.25% coupon and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%.

On February 11, 2005 Telefónica issued the third class of negotiable obligations by 250 million in two Series, the Fixed Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

12. FINANCIAL OPERATIONS OF COINTEL AND TELEFONICA

• Financial operations of Cointel (Figures according to Cointel's unconsolidated financial statements as of September 30, 2005)

In previous fiscal years, Cointel has covered its fund needs and interests and principal debt’s payments with funds obtained through Telefónica’s dividends, external financing granted by financial institutions, by capital markets, other issuances of equity securities and loans obtained from related companies.

Cointel's general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to capital markets and TISA's loans, or alternatively, by requiring the refinancing of its payables.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, having expressed its commitment to make its best efforts to provide financing directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company's own financial situation.

On the other hand, TSA has advised Cointel that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for such company, including the possibility of refinancing or not over the long-term TISA’s current loans to Cointel and, if necessary, providing additional financing.

As of September 30, 2005, Cointel's current assets are lower than its current liabilities in 1,531 million, the latter including approximately 99.6% (1,526 million) of debt owed to TISA. Consequently, Cointel’s ability to settle its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel or on the obtainment of other financing from related or unrelated parties, which to date are not available in sufficient amounts for Cointel.

Should no financing alternatives be available for Cointel or should Cointel not succeed in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities as they become due disclosed on its balance sheet as of September 30, 2005.

Although Cointel will continue to make its best effort to obtain such financing, which up to date has had favorable results through obtaining waivers from creditors and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether Cointel will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

• Financial operations of Telefónica (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

As of September 30, 2005 Telefónica's consolidated current assets are lower than its consolidated current liabilities in 661 million, the latter including approximately 3% (US$13 million), of debt with the indirect controlling company of Telefónica.

Telefónica’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of Telefónica’s indirect parent company loans.

During 2004, as well as in prior periods, Telefónica managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancings. Additionally, Telefónica has been granted short-term loans from local financial institutions in an amount of 120 million. In May 2004, October 2004 and February 2005, Telefónica issued Class LESEP, Class 2 (fixed rate and variable rate series) and Class 3 (fixed rate and variable rate series) Negotiable Obligations for 163.3 million, 200 million and 250 million, respectively (see Note 11.2), having cancelled upon maturity the LESEP Class and the fixed rate series of Class 2. Additionally, Telefónica expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that Telefónica may consider will, in the opinion of Telefónica’s Management, enable Telefónica, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In 2004 TISA refinanced some Telefónica's liabilities, and has advised to the Company, Cointel and Telefónica that, as of the date of issuance of these consolidated financial statements, it was still assessing other financing alternatives for such companies including, if necessary, providing additional financing.

• Telefónica's long-term bank financing (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

Telefónica has borrowed long term funds from major financial institutions in an amount equivalent to 177 million as of September 30, 2005. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance long-term imports from different commercial banks.

• Telefónica's financial instruments (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones, including through derivative instruments; (ii) to cover Telefónica's indebtedness in foreign currency as disclosed in the consolidated balance sheet as they become due and (iii) to modify the composition of Telefónica's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso-denominated debts.

During the fiscal years 2002 and 2003, Telefónica has been unable to hedge the foreign exchange risk related to the foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, appropriate counterparts or high costs of such transactions. As of September 30, 2005, Telefónica keeps bank and financial indebtedness in foreign currency for an amount equivalent to 2,489 million and for the purpose of partially hedging its indebtedness in foreign currency, Telefónica has deposits in US dollars as of that date for an amount of US$79 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

The main aspects of the hedging policy of Telefónica are the following:

i. Existence of clearly identified risk and Telefónica’s risk management objectives and strategies.

Since the Convertibility Law pegged the peso at a value of $1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/US dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/US dollar exchange rate is determined by a free market with certain controls.

Until 2002, Telefónica did not hedge its US dollar-denominated debts obligations because under the Convertibility Law the peso/US dollar exchange rate was essentially fixed at parity and Telefónica had revenues stream linked to the US dollar because its rates were denominated in US dollars and converted into pesos at the end of the month. However, in some cases, Telefónica hedged US dollars against Japanese yens and euros (see point iii.a). Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of Telefónica’s are stated in pesos but almost of all Telefónica's debt was denominated in foreign currency, so Telefónica had a mismatch between the revenues and the financial debt in foreign currency.

As a consequence of the above mentioned mismatch Telefónica established a policy of partially hedging Telefónica’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and its effects on certain future short-term payments of Telefónica’s debt obligations denominated in foreign currencies. Moreover, Telefónica’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

Telefónica has no financial instruments for trading purposes.

ii. Matching the main features (notional, maturity date and interest payment dates) of the underlying and one side of the derivative.

Telefónica tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentine’s derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. Telefónica intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

Telefónica documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revaluate the derivatives instruments at market prices.

Telefónica uses internal valuations for the derivatives instruments which are verified with independent parties’ valuations (e.g. bank valuations).

As part of its hedge policy, Telefónica has entered into the following financial instruments:

a) Swaps

In September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan amounting whose nominal amount as of September 30, 2005 was 5.7 billion yens granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yens per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of September 30, 2005 the related liability, taking into account the effect of the above mentioned swap and the additional interest accrued, amounts to US$58 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica's shareholders' equity.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

Additionally, during December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in connection with a portion of Telefónica's net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (Mediocredito Centrale) which matures in November 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2017 and provides a fixed exchange rate of 0.998 euro per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

b) Options

Call Spreads: in September 2004 Telefónica entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spreads”, with maturities in January and February 2005. These call spreads consisted of an acquisition of a call option and a sale of a call option with different strike prices for a specific amount of currency.

Options could be exercised only upon maturity thereof. Upon each maturity date, January and February 2005, the options were not exercised because the exchange rate prevailing at those dates was outside the strike band of the options. The cost of the premium paid has been charged to Telefónica’s consolidated income statement.

As of September 30, 2005 Telefónica has not pending option transactions.

• Telefónica's financing with related parties (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

As of September 30, 2005, Telefónica owed approximately 39 million (about US$13 million) to related parties, which mature until December 2005 and accrue interests at one-month LIBOR plus an approximately 5% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreement or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of Telefónica shareholders’ equity or one of its significant subsidiaries. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica until December 7, 2005, subject to a condition that no other debt be accelerated on similar grounds.

13. DISCOUNT BOND IN DOLLARS – FORMER PATRIOTIC BOND (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

In 2001, Telefónica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was fully paid in the subscription month. This bond was denominated in US dollars, was made out to bearer, and was negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, Telefónica proceeded to partially offset them against taxes. As from October 2003 such offset feature was suspended and ratified by the Decree No. 493/04 until completion of the voluntary exchange of Argentine sovereign debt securities.

As of December 31, 2004, Telefónica valued and disclosed its Patriotic Bond holdings taking into consideration what is mentioned in the previous paragraph and note 2.1. c.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

On February 23, 2005 Telefónica accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bond for US$ denominated Discount Bonds, having received US$8.8 million in nominal value and the payment as interest in arrears for approximately US$0.3 million during June 2005.

14. FINANCIAL TRUST (Figures according to Cointel's unconsolidated financial statements as of September 30, 2005)

On November 21, 2003 Cointel subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. Cointel is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (“BICE”) acts as trustee.

15. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES (Figures according to Cointel's consolidated financial statements as of September 30, 2005)

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been the object of appeals by Telefónica.

In the context of the transition to competition in telecommunications, the NEP has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the Universal Service regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these consolidated financial statements, the S.C. has not yet ruled on the mechanism by which Telefónica should recover the cost incurred for rendering these services (see Note 2.1. c.)

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the NEP regulating such activities are empowered to issue. In addition, Telefónica is subject to the rules and regulations inherent in any business transaction conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises regulations related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the NEP. At present there are various legislative initiatives of proposed legislation, including:

  bills aimed at regulating all public utilities based on the definition of the utilities proposed (which includes the activities subject to regulation carried out by Telefónica) and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted,

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

  legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears, legislative bills aimed at establishing new municipal rates, among others.

One of the legislative bills aimed at establishing a National Regime of Utilities (the “Bill”) includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, Telefónica renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

Telefónica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become a part of the regulatory framework that governs Telefónica’s activities. Nor can Telefónica foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefónica currently operates.

The financial statements consider the effects derived, and foreseen by Telefónica’s Management from the regulations enacted as of the time of issuance of these consolidated financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to Telefónica's activities.

16. RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its capital stock to “Zeus Holding Limited”, which came to an end on January 28, 2005. In consideration for this sale, the shareholders received, shortly after the transaction, US$ 18.75 per share. Telefónica recognized the effects of the sale of Intelsat in the current fiscal year, which did not have a significant impact on Telefónica’s results.

As of the date of issuance of these consolidated financial statements, Telefónica exchanged the guarantee of the pledge agreement mentioned above for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

17. TELEFONICA'S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by accounting standards generally accepted in Argentina (“Argentine GAAP”), Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations, and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations (see Note 20.).

For the purpose of disclosing the above mentioned information required by Argentine GAAP, the Company includes the information related to operations of Telefónica and Telinver based on the Company's equity interest in Cointel.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

	Telecommunication Services				Yellow pages services		Consolidation adjustments/ reclassifications (1)		Total

	09-30-05		09-30-04		09-30-05	09-30-04	09-30-05	09-30-04	09-30-05	09-30-04

Net revenues to
unaffiliated customers	1,258		1,138		13	12	-	-	1,271	1,150
Net intersegment
revenues	3		3		1	1	(4)	(4)	-	-

Total net revenues	1,261		1,141		14	13	(4)	(4)	1,271	1,150

Net income / (loss) for
the period	143	(2)	(12	) (2)	(3)	(7)	-	-	140	(19)
Amortization of fixed and
intangible assets	417		432		2	2	-	-	419	434

	09-30-05		12-31-04		09-30-05	12-31-04	09-30-05	12-31-04	09-30-05	12-31-04

Investment on fixed and
intangible assets	162		220	(3)	1	1	-	(1)	163	220
Total Assets	3,571	(2)	3,708		55	62	(27)	(8)	3,599	3,762
Total Liabilities	2,060		2,305	(4)	40	80	(27)	(7)	2,073	2,378
Investments in equity
method investees	1		1		-	-	-	-	1	1

(1)	Corresponds to elimination of intersegment balances and operations.
(2)	Net of the income and assets related to Telefónica’s investment in Telinver.
(3)	Includes 5 million of transfers from inventories to fixed assets.
(4)	Net of the liability related to Telefónica’s investment in Telinver.

18. COINTEL’S WITHDRAWAL FROM PUBLIC OFFERING SYSTEM

Following the retirement of all the debt securities mentioned in Note 11.1. , on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of negotiable obligations. On November 11, 2004, the CNV allowed Cointel’s request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV’s control, and has become subject to the supervision of the Inspección General de Justicia (“IGJ”).

19. INCENTIVE PLAN FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005 Telefónica’s Board of Directors approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005 through to December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

Telefónica recognizes its obligation associated with the execution of the program in accordance with the straight line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see note 3.1. i).

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

20. SUBSEQUENT EVENTS – SALE OF THE EQUITY INTEREST IN TELINVER

On November 7, 2005 Telefónica’s Board of Directors approved the sale of 100% of the shares of Telinver and other related assets to Telefónica Publicidad e Información S.A. and Telefónica Publicidad e Información Internacional S.A. (TPI), Spanish companies members of the Telefónica Group and companies affiliates to Telefónica. The transaction was approved by the Telefónica’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the nomal and usual market conditions. The main terms of the transaction are as follows:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and the allowance for contingencies and expenses recorded in Telinver as of October 31, 2005, will be deducted. The resulting deductible amount would be approximately US$7.5 million.

Term: the purchase price will be paid by TPI over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment will be secured by a promissory note.

Guarantees: under the transaction, Telefónica granted the following guarantees to TPI: a) Telinver’s financial position will be aligned with the financial statements presented by Telefónica, b) absence of any liabilities or liens other than those reflected in such statements; and c) seller’s liability for legal, tax and labor contingencies originated prior to the acquisition.

In addition, Telefónica warranted to TPI that for a term of 5 years, the transaction price will be adjusted in the event of certain changes in the economic and financial conditions of the contract for edition and advertising exploitation of the telephone directories, as well as in the event that Telefónica is prohibited from rendering the service provided for in the collection and billing services agreement through telephone bills.

Other contracts: before the sale of the shares, Telefónica and Telinver will sign new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have an impact on the shares’ sales price and will be implemented on the basis of the following conditions:

- Edition Agreement: Telefónica will entrust Telinver for the edition, publication, distribution and advertising exploitation of the telephone directories. Telefónica will be liable for the costs of the directories’ white-page section and will receive a 12% compensation for the net revenues derived from advertising exploitation of the telephone directories (white and yellow-page sections).

- Billing agreement on account and behalf of other parties: Telefónica will bill and collect on the account and behalf of Telinver the sale of advertising space to Telefónica’s customers. In consideration of these services, Telefónica will receive 6% of the total amount billed and collected on account and behalf of Telinver.

To the date thereof, Telefónica and TPI are completing the final execution of the documentation of the sales transaction.

As a result of this disposition, Telefónica will discontinue operations in the directory editing business segment. The following table illustrates the financial position, as of September 30, 2005 and December 31, 2004 and the net loss and cash flows for the nine-month periods ended September 30, 2005 and 2004, respectively, in connection with the discontinued operations:

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

a) Balance sheet of operations being discontinued:

	Sep-05	Dec-04

Current assets	79	90
Non current assets	30	33

Total assets	109	123

Current liabilities	52	159
Noncurrent liabilities	28	-

Total liabilities	80	159

Shareholders´ equity	29	(36)

Total liabilities and shareholders´equity	109	123

b) Net results of operations being discontinued:

	Sep-05	Sep-04

Net revenues	28	25
Cost of services provided	(12)	(9)
Administrative expenses	(9)	(10)
Selling expenses	(8)	(7)
Other expenses, net	1	(2)
Holding and financial income on assets	1	1
Holding and financial loss on liabilities	(6)	(12)

Net loss for the period	(5)	(14)

c) Cash flow from operations being discontinued:

	Sep-05	Sep-04

Cash and cash equivalents at beginning of year	18	14
Cash and cash equivalents at end of period	20	19

Increase in cash and cash equivalents	2	5

Total net cash flows provided by operating activities	12	15

Total net cash flows used in financing activities	(9)	(9)

Total net cash flows used in investing activities	(1)	(1)

Increase in cash and cash equivalents	2	5

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

21. OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT A

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

FIXED ASSETS

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	Original value

Main account	Amount at beginning of year	Increases of the period/ year (1)		Net retirements of the period/year	Transfers of the period/year	Amount at the end of period/year

Land	59	-		-	-	59
Buildings	870	-		-	1	871
Switching equipment	2,073	-		(6)	19	2,086
Transmission equipment	1,944	-		(1)	72	2,015
Network installation	3,779	-		-	11	3,790
Telephones, switchboards and booths	314	10		(14)	4	314
Furniture, software and office equipment	526	6		-	73	605
Automobiles	17	11		-	-	28
Work in process	198	104		-	(158)	144
Materials (4)	44	31		(16)	(22)	37
Prepayment to vendors	6	1		-	-	7

Total 2005	9,830	163		(37)	-	9,956

Total 2004	9,656	219	(2)	(45)	-	9,830

	Amortization

Main account	Accumulated at beginning of year	Useful life (in years)	For the period/ year		Net retirements of the period/year	Accumulated at the end of period/year	Net book value as of September 30, 2005	Net book value as of December 31, 2004

Land	-	-	-		-	-	59	59
Buildings	267	50	15		-	282	589	603
Switching equipment	1,778	10	79		(6)	1,851	235	295
Transmission equipment	1,385	10	104		(1)	1,488	527	559
Network installation	2,262	15	163		-	2,425	1,365	1,517
Telephones, switchboards and booths	311	5	16		(14)	313	1	3
Furniture, software and office equipment	516	1 - 3	33		-	549	56	10
Automobiles	13	5	3		-	16	12	4
Work in process	-	-	-		-	-	144	198
Materials (4)	-	-	-		-	-	37	44
Prepayment to vendors	-	-	-		-	-	7	6

Total 2005	6,532		413	(3)	(21)	6,924	3,032

Total 2004	5,985		564		(17)	6,532		3,298

(1)	In 2005 and 2004, capitalized interests in work in process amount to 3 million and 4 million, respectively. See Note 2.1.g.
(2)	Includes 5 million corresponding to assets transferred from inventories.
(3)	Includes 19 million corresponding to installation charges.
(4)	In 2005 and 2004, net of 10 million of obsolescence allowance.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT B

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

INTANGIBLE ASSETS

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	Original Value

Main account	At beginning of year	Increases for the period/ year	At the end of period/year

Licenses to use the logo and trademarks	25	-	25
Assignment of rights	11	-	11
No competition obligation	4	-	4
Deferred expenses	99	-	99
Licenses (frequencies)	29	-	29

Total 2005	168	-	168

Total 2004	166	2	168

	Accumulated amortization

Main account	At beginning of year	For the period/year	At the end of period/year	Net book value as of September 30, 2005	Net book value as of December 31, 2005

Licenses to use the logo and
trademarks	10	2	12	13	15
Assignment of rights	8	1	9	2	3
No competition obligation	3	-	3	1	1
Deferred expenses	87	3	90	9	12
Licenses (frequencies)	26	-	26	3	3

Total 2005	134	6	140	28

Total 2004	125	9	134		34

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT C

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	September 30, 2005							December 31, 2004

Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost	Value by equity method	Book value	Book value

Current investments

Government securities (1)	-	U$S1.0	4,458,383		-	-	13	-
Other investments (7)	-	-	-		-	-	-	4

Total current investments					-	-	13	4

Noncurrent investments (3)

Financial trust (2)	-	-	750,000		-	-	1	1
Affiliates
E-Commerce Latina S.A.	Common	$1.0	6,000	(4)	17	-	-	1

Total noncurrent investments							1	2

Total investments							14	6

	Information of the issuer according to the latest finacial statements (5)

Denomination and features of securities	Issuer	Main business	Date	Capital stock (6)	Net loss	Shareholders’ equity	Percentage of participation of Telefónica on the capital stock and votes

Shares	E-Commerce	Direct or indirect participation in companies related to the communication business	06-30-05	24,000	(1)	2	50
	Latina S.A.

(1)	See Note 2.1.b.
(2)	See Note 14.
(3)	See Note 2.1.f.
(4)	In shares.
(5)	Financial statements as of June 30, 2005 approved by E-Commerce Latina S.A.'s Board of Directors on July 28, 2005, with unqualified auditor’s report by Abelovich, Polano & Asociados dated July 28, 2005.
(6)	Information stated in pesos.
(7)	See Note 16.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT D

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

OTHER INVESTMENTS

Amounts stated in millions of Argentine pesos

	Book value

Main account and features	September 30, 2005	December 31, 2004

Current investments:

Foreign currency deposits (Exhibit G)	118	123
Local currency deposits	85	-
Mutual funds	12	3

Total	215	126

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos

	September 30, 2005						December 31, 2004

Account	Balances at beginning of year	Net Increases of the period/year		Decreases of the period/ year		Balances at the end of period	Balances at the end of year

Deducted from current assets:

For doubtful accounts	74	31	(4)	(19	) (2)	86	74
For impairment in value and slow turnover	2	-		-		2	2
For other receivables	1	-		-		1	1

	77	31		(19)		89	77
Deducted from noncurrent assets:

For doubtful accounts	5	2	(4)	(2	) (2)	5	5
For other receivables- Impairment of
Patriotic Bond (5)	28	2	(6)	(30)		-	28
For other receivables - Deferred tax assets
(1)	1,147	13		(148)		1,012	1,147

	1,180	17		(180)		1,017	1,180

Total 2005	1,257	48		(199)		1,106

Total 2004	1,461	33		(237)	(2)		1,257

Included in current liabilities:

Reserves	2	-		(1)		1	2

	2	-		(1)		1	2
Included in noncurrent liabilities:

Reserves	133	27		(11)		149	133

Total 2005	135	27	(3)	(12)		150

Total 2004	112	63	(3)	(40)			135

(1)	See Note 2.1.k.
(2)	In 2005 and 2004, includes 19 million and 43 million, respectively, for recovery of doubtful accounts.
(3)	In 2005 and 2004, includes 17 million and 52 million disclosed under "Other expenses, net” and 8 million and 11 million disclosed under "Holding and financial income/(loss) on liabilities", respectively, in the consolidated income statements.
(4)	Included in “Selling expenses” in the consolidated income statements.
(5)	See Notes 2.1.c and 13.
(6)	In 2005, net of 1 million, disclosed under “Holding and financial income/(loss) on assets – Exchange differences” in the consolidated income statement.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT F

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIODS

ENDED SEPTEMBER 30, 2005 AND 2004

COST OF SERVICES PROVIDED (1)

Amounts stated in millions of Argentine pesos

	September 30,

	2005	2004

Inventories at beginning of year	5	10
Purchases	8	8
Transfers	-	(5)
Operating expenses (Exhibit H)	8	5

Subtotal	21	18
Inventories at the end of period	(8)	(10)

Total (Note 3.1.l)	13	8

(1)    Includes cost of telephone directories and telephone equipment.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	September 30, 2005					December 31, 2004

	Amount in foreign currency (in millions) (2)	Currency	Exchange rate	Book value in millions of Argentine pesos		Amount in units foreign currency (in millions)(2)	Currency	Book value in millions of Argentine pesos

ASSETS
Current assets
Cash and banks	1	US$	2.910	3		-	-	-
Investments	45	US$	2.910	131	(3)	44	US$	127
Trade receivables	6	US$	2.910	17		5	US$	16
	1	SDR	4.217929	4		1	SDR	5
Other receivables (1)	2	US$	2.910	7		4	US$	10
	2	EURO	3.4981	5		2	EURO	6

Total current assets				167				164

Noncurrent assets
Other receivables	-	US$	2.910	2		5	US$	16

Total noncurrent assets				2				16

Total assets				169				180

LIABILITIES
Current liabilities
Trade payables	14	US$	2.910	41		20	US$	59
	-	SDR	4.217929	3		-	SDR	2
	1	EURO	3.4981	3		1	EURO	4
Bank and other financial payables	329	US$	2.910	953		1,002	US$	2,985
	532		¥0.025634	14		552		¥16
	1	EURO	3.4981	4		1	EURO	4
Other payables	3	US$	2.910	8		3	US$	8
	2	EURO	3.4981	4		2	EURO	5

Total current liabilities				1,030				3,083

Noncurrent liabilities
Trade payables	1	US$	2,910	1		-	-	-
Bank and other financial payables	347	US$	2.910	1,009		377	US$	1,122
	2,334		¥0.025634	29		2,852		¥82
	8	EURO	3.4981	60		9	EURO	35
Other payables	2	US$	2.910	6		1	US$	2

Total noncurrent liabilities				1,105				1,241

Total liabilities				2,135				4,324

(1)	In 2005 and 2004, includes 7 million and 6 million corresponding to prepayment to vendors for purchase of fixed assets (Exhibit A).
(2)	Includes figures less than 1 million in foreign currency.
(3)	Includes 13 million corresponding to the Discount Bond.

US$	: US dollars	¥	: Yens
EURO	: European Currency	SDR	: Special Drawing Rights

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64,
SUB SECTION I, POINT B) OF LAW No. 19,550

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.
to the unconsolidated financial statements

			2005			2004

Account	Operating expenses (1)	Administrative expenses	Selling expenses	Other expenses, net	Total	Total

Salaries, social security taxes and other payroll expenses	129	25	23	-	177	150
Amortization of fixed assets	371	38	4	-	413	428
Fees and payments for services	143	61	24	-	228	192
Advertising	-	-	25	-	25	19
Directors’ and statutory auditors’ payments	-	2	-	-	2	2
Insurance	-	5	-	-	5	5
Material consumption and other expenditures	18	3	4	-	25	28
Management fee	23	3	-	-	26	25
Transportation	9	-	2	-	11	6
Taxes	16	1	57	-	74	66
Rentals	10	1	-	-	11	16
Commissions	-	-	9	-	9	8
Allowance for doubtful accounts	-	-	33	-	33	24
Recovery of doubtful accounts (2)	-	-	(23)	-	(23)	(37)
Intangible assets amortization (3)	2	1	-	-	3	2
Employee terminations	-	-	-	5	5	16
Tax on bank account credits and debits	-	10	-	-	10	12
Other	-	1	-	16	17	23

Total 2005	721	151	158	21	1,051

Total 2004	708	128	111	38		985

(1)	Includes 8 million and 5 million corresponding to cost of services provided of telephone directories and telephone equipment for the nine-month periods ended September 30, 2005 and 2004, respectively.
(2)	In 2005, includes 4 million corresponding to collections from customers written off as of December 31, 2004. In 2004, includes 7 million, corresponding to collections from customers written off as of December 31, 2003.
(3)	In 2005 and 2004, not including 3 million, in each period, corresponding to depreciation of deferred expenses, which are disclosed under “Other Holding and Financial income/(loss) on liabilities" in the consolidated income statements.

TELEFONICA HOLDING DE ARGENTINA S.A.

Unconsolidated financial statements as of September 30, 2005 and as of December 31,
2004 and for the nine-month periods ended September 30, 2005 and 2004

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF SEPTEMBER 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	September 30, 2005	December 31, 2004

CURRENT ASSETS

Investments (Note 2.2.a)	1	-
Other receivables (Note 3.1.)	18	27

Total current assets	19	27

NONCURRENT ASSETS

Other receivables (Note 3.1.)	-	-
Intangible assets (Note 2.2.d)	-	-
Investments (Note 3.2.)	799	786

Total noncurrent assets	799	786

Total assets	818	813

CURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	19	1,897
Trade payables	1	1
Taxes payable	1	2
Other payables	3	3

Total current liabilities	24	1,903

NONCURRENT LIABILITIES

Bank and other financial payables (Note 3.4.)	41	22
Other liabilities - Section 33 - Law No. 19,550
companies (see Note 5.c.(ii))	1,785	-

Total noncurrent liabilities	1,826	22

Total liabilities	1,850	1,925

SHAREHOLDERS' EQUITY (per related statements)	(1,032)	(1,112)

Total liabilities and shareholders' equity	818	813

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

INCOME STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated in Argentine pesos, restated as described in Note 2.1.

	September 30, 2005	September 30, 2004

Equity interest in Section 33 - Law No. 19,550 companies (Note 3.6.)	13	(116)

Other income relating to Section 33 - Law No. 19,550 companies and
related parties (Notes 2.2.g) and 5.a)	26	25

Administrative expenses (Exhibit H)	(4)	(2)

Holding and financial income / (loss)
On liabilities (1)
Exchange differences	71	(32)
Interest	(26)	(129)

Net income / (loss) for the period before income tax and tax on minimum
presumed income	80	(254)

Income tax and tax on minimum presumed income (Note 2.2.e)	-	-

Net income / (loss) for the period	80	(254)

Net earning / (loss) per share for the period (Note 2.2.h) (2)	0.20	(0.63)

(1)	Corresponds mainly to financial payables.
(2)	Basic and diluted.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	Shareholders’ contributions				Non-capitalized contributions			Accumulated income (losses)

	Outstanding capital stock

Description	Authorized for public offering and issued	Pending of issue(1)	Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Accumulated income (losses)	Total

Balances as of December 31, 2003	405	-	484	172	2	2	19	71	(1,967)	(812)
Net loss for the nine-month period ended September 30, 2004	-	-	-	-	-	-	-	-	(254)	(254)

Balances as of September 30, 2004	405	-	484	172	2	2	19	71	(2,221)	(1,066)
Capitalization of irrevocable capital
contribution according to the General
and Special Class “B” Shareholders’
Meeting dated December 16, 2004 (1)	-	2	2	-	(2)	(2)	-	-	-	-
Net loss for the three-month period ended December 31, 2004	-	-	-	-	-	-	-	-	(46)	(46)

Balances as of December 31, 2004	405	2	486	172	-	-	19	71	(2,267)	(1,112)

Net income for the nine-month period ended September 30, 2005	-	-	-	-	-	-	-	-	80	80

Balances as of September 30, 2005	405	2	486	172	-	-	19	71	(2,187)	(1,032)

(1) See Note 7.3.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	September 30, 2005	September 30, 2004

CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of period	1	13
Cash and cash equivalents at beginning of year	-	-

Increase in cash and cash equivalents	1	13

Causes of changes in cash and cash equivalents

Cash flows from operating activities:
Net income / (loss) for the period	80	(254)

Adjustments to reconcile net income / (loss) for the period to net cash flows provided by operating activities:
Equity interest in Section 33 – Law No. 19,550 companies	(43)	86
Amortization of intangible assets	30	30
Holding and financial income / (loss)	(47)	161

Changes in assets and liabilities:
Other receivables	9	7
Taxes payable	(1)	-

Total cash flows provided by operating activities	28	30

Cash flows used in financing activities:
Repayments of loans	(20)	-
Payment of interest	(7)	(17)

Total cash flows used in financing activities	(27)	(17)

Increase in cash and cash equivalents	1	13

(1)    Cash and cash equivalents with original maturity not exceeding three months are considered to be cash and cash equivalents.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND COMPARATIVE INFORMATION

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.       BUSINESS OF THE COMPANY

The Company is primarily engaged, through the joint-controlled companies (see Note 1. to the consolidated financial statements), in the telecommunications business ("Telecommunications Business") in Argentina.

As of September 30, 2005, the Company conducts its Telecommunications Business through its 50.0% of common capital stock in Cointel (see Note 4.a), which controls the outstanding capital stock of Telefónica through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 6.2. a) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of September 30, 2005, the Company holds a 9.35% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 2.84% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c).

As of September 30, 2005, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TSA” and in Note 7.2. , TISA's equity interest in the Company amounted to 99.96% . See Note 7.1.

In addition, after the stock capital increase mentioned in Note 7.3, TISA’s equity interest in the Company’s has increased to 99.99% at the date of issuance of these financial statements.

Agreement between the Company’s Former Principal Shareholders and TSA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”), International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TSA (“the Parties”) signed a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TSA 80.9% of the Company s capital stock, representing 84.7% of the Company's total votes, in exchange for TSA common shares issued. On June 29, 2001, TSA informed the Company that on May 8, 2001, it transferred to its subsidiaty TISA, all of TSA s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2. , TISA s equity interest in the Company, increased from 80.9% to 99.96% . See Note 7.3.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, reimbursed Company’s irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH and other liabilities of approximately US$27 million. The Shosa’s selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”).

Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities, except for the amounts payable related to the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9.), and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c.(i).

As of the date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2.       BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.    Restatement into constant Argentine pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as stated in the generally accepted accounting principles set forth by the FACPCE in effect as of that date. Effective September 1, 1995 and considering the economic stability conditions at that moment, and according to the requirements of the CNV, the Company had discontinued the application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the NEP and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the NEP and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of September 30, 2005 and December 31, 2004 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census), in compliance with the regulations issued by the NEP and the CNV (the accumulated effect in that index between January 1, 2003 and September 30, 2003 was a 1.4% decrease).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The effect on the Company’s shareholders’ equity as of September 30, 2005 and as of December 31, 2004 and on results for the nine-month periods ended September 30, 2005 and 2004 of not restating figures until September 30, 2003 is not significant.

2.2.     Valuation and presentation methods

The Company applied the valuation criteria established by CNV regulations, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CPCECABA.

The preparation of financial statements in conformity with Argentine GAAP requires Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses of each period/year.

Among other issues, these consolidated financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these consolidated financial statements. All Company’s Management estimates have been made considering such regulations (among others, see Notes 2.1. , 6., 9., and 12. to the consolidated financial statements and 2.4. and 5.c.(ii), for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company's operations, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Argentine Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company's Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

a) Current investments:

Investments in mutual funds in local currency: measured at its net realizable value at the end of the period.

b) Other receivables and payables:

- In local currency: at nominal value, plus, if applicable, financial results accrued as of the end of each period/year.

- In foreign currency: at nominal value, converted at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement at discounted value of the cash flows based on the rate of each transaction (see Exhibit G). Exchange differences have been charged to income of each period.

For purposes of calculating the cash flow s discounted value, as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction or of the market, the interest rate quoted by Banco de la Nación Argentina for savings accounts would be taken into account. In addition, in connection with current captions of non-trade and financial receivables and liabilities, the CPCECABA s interpretation has been that over periods of economic stability it would be possible not to discount them. In such sense, from October 2003 to date, the CPCECABA has declared that the period is one of economic stability.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

c) Long-term investments:

- Ownership interests in related parties valued by the equity method:

The investment in Cointel as of September 30, 2005 and as of December 31, 2004, is valued by the equity method, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unpaid accumulated preferred dividends as of such dates, based on the financial statements of Cointel as of September 30, 2005 and as of December 31, 2004, respectively. The equity interest in Section 33 – Law No. 19,550 companies was calculated considering the Company's ownership interest on Cointel's income for the nine-month periods ended September 30, 2005 and 2004, after deducting Cointel’s accrued preferred dividends as of such periods.

Additionally, the investment in Cointel includes the net book value of the goodwill on the Company’s investment in Cointel and its amortization charge is disclosed under the caption "Equity interest in Section 33 – Law No. 19,550 companies". The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 20 years. The goodwill is restated as explained in Note 2.1.

The analysis of the recoverability of the Company’s book value of the investment and the goodwill related to its investment in Cointel as of September 30, 2005, has been made on the basis of the Company’s Management best estimate of future cash flows of Cointel and Telefónica, considering current information and future telephone service rates estimates of Telefónica. The Company’s, Cointel's and Telefónica's Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, the Company will obtain future cash flows to recover the balances corresponding to goodwill and the investment, that as of September 30, 2005 amounts to 799 million. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

As mentioned in Note 12. to the consolidated financial statements, as of September 30, 2005 Cointel’s unconsolidated current assets are lower than its unconsolidated current liabilities in 1,531 million, the latter including approximately 99.6% (1,526 million) of debt owed to TISA. Consequently, Cointel’s ability to settle its short term liabilities will depend on TISA’s continued to refinancing its credit with Cointel or on the obtaining other financing sources from related or unrelated parties, which are currently not available in sufficient amounts to Cointel.

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this note.

On the basis of information furnished by AC to the Company, as of December 31, 2004, the Company’s equity interest in AC’s was negative. Consequently, the Company valued its equity interest in AC by the equity method up to the limit of the committed contributions as of December 31, 2004, recording, consequently, such investment in AC at nil. See Note 4.c.

- Other investments valued at cost - recoverable value:

As from September 30, 2005 according to the reduction of its interest in AC (see Note 4.c) it has valued its equity interest at its original cost restated up to the limit of its estimated recoverable value as of such date. Consequently, the Company has kept its equity interest in such company at nil.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Company’s ownership interest in Atco as of September 30, 2005 and as of December 31, 2004 was valued at the original cost restated up to the limit of its estimated recoverable value, due to the fact that, as of such dates, the Company did not have a significative influence in Atco (see Note 4.b). Therefore, the Company has kept its equity interest in such company at nil.

Additionally, includes one common share of $1 nominal value of Vigil Corp S.A. (“Vigil”) and one common share of $1 nominal value of Temarsa, valued at $1 each (see Note 4.d). As of September 30, 2005 and as of December 31, 2004, given the fact that the Company does not have significative influence in such companies, the Company has valued such investments at their original cost restated as described in Note 2.1.

d) Intangible assets:

Correspond to the issuance costs of negotiable obligations, which are being depreciated over the remaining life of the related negotiable obligations (restated as explained in Note 2.1. ). As of September 30, 2005 and as of December 31, 2004, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.1 million and 0.2 million, respectively, which will be fully depreciated in February 2007 (see Note 9.).

e) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method, following the procedures established by RT No. 17 of the CPCECABA.

Deferred tax assets resulted mainly from the temporary differences arising from tax loss carryforwards and from the tax treatment given in 2002 to exchange differences generated losses by financial payables in foreign currency.

In order to book the above differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences between the tax bases of assets or liabilities and their reported amounts in financial statements.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the years in which these temporary differences are expected to be deductible.

Considering its estimates, the Company’s Management takes into account the reversal time period of deferred tax assets, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations carried out by the government in 2002, the probability of recovering deferred tax credits by the Company was significantly affected. Consequently, the Company has booked a reserve for the balance of deferred tax assets whose recovery depends upon the generation of future taxable income.

Under the Public Emergency and Exchange System Reform Law No. 25,561, as implemented by Decree No. 2,568/02, losses generated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 per US$1.00, should be adjusted using an exchange rate of $1.40 per US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the US dollar was approximately 203 million (in historical currency), of which approximately 122 million were computed for tax purposes until December 31, 2004, while the remaining balance will be carried forward and applied for tax purposes in equal amounts until December 31, 2006, accordingly to the related legislation.

 (English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

For the nine-month period ended September 30, 2005, the Company has estimated a taxable income of approximately 59 million. For the nine-month period ended September 30, 2004, the Company had estimated a tax loss carryfoward of approximately 41 million.

Additionally, the Company kept an accumulated tax loss carryfoward as of December 31, 2004 of 1,156 million (405 million at a 35% tax rate), before considering the taxable income for the nine-month period ended on September 30, 2005, mentioned in the previous paragraph. The accumulated tax loss carryfoward as of September 30, 2005 could be applied to offset future income tax charges as follows:

Available until fiscal year	Tax loss carryforward (in millions of pesos in historical value)

2005	125	(1)
2007	929	(2)
2009	43	(2)
	---------
	1,097
	=====

(1)	Corresponds to specific income tax loss carryforwards from disposition of shares and derivative contracts.
(2)	Corresponds to general income tax loss carryforwards.

For each fiscal year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	September 30, 2005		December 31, 2004

General income tax on tax loss carryforwards	340	(1)	361
Specific income tax on tax loss carryforwards	44		44
Exchange differences deductible in future periods/fiscal years	18		28
	---------		---------
Subtotal deferred tax assets	402	(2)	433	(2)
Allowance for deferred tax assets	(402)	(2)	(433)	(2)
	---------		---------
Total net deferred tax assets	-		-
	=====		=====

(1)	Net of 21 million corresponding to the estimated taxable income for the period ended September 30, 2005.
(2)	As of September 30, 2005, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 33 million. As of December 31, 2004, this effect on deferred tax assets and allowance for deferred tax assets is not significant to the financial statements of the Company.

The following is the reconciliation of the income tax and tax on minimum presumed income as charged to the income statement and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	September 30, 2005	September 30, 2004

Net income / (loss) before income tax and tax on
minimum presumed income at statutory income tax	28	(89)
rate
Permanent differences:
Income / (Loss) on equity investments	(15)	31
Non deductible interest	8	45
Goodwill amortization	10	10
Variation of allowance for deferred tax assets	(31)	3
	-------	---------
Total income tax and tax on minimum presumed income	-	-
	====	=====

 (English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to Income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes. However, if the Tax on minimum presumed income exceeds Income tax during one fiscal year, such excess may be computed as prepayment of any Income tax excess over the Tax on minimum presumed income that may arise in the next ten fiscal years.

For the nine-month periods ended September 30, 2005 and 2004, the Company has determined charges for tax on minimum presumed income of 0.2 million in each period, which were included in the Company’s income statements of such dates.

f)	Shareholders’ equity accounts:

–	Capital Stock: disclosed at nominal value (see Note 7.1.). The adjustment derived of its restatement as described in Note 2.1., is included in “Comprehensive adjustment to capital stock”.

–	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of nominal value of capital stock, restated as described in Note 2.1.

–	Irrevocable capital contributions for future share subscriptions: as of September 30, 2004 they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1., is included in “Comprehensive adjustment to irrevocable capital contributions”.

–	Other contributions: corresponds to contributions over which the shareholders have rights according to their ownership interests. They are restated as described in Note 2.1.

–	Legal reserve and accumulated income (losses) : they have been restated as described in Note 2.1.

g)	Statement of income accounts:

Statement of income accounts are presented as follows:

–	As of September 30, 2005 and 2004 charges for amortization of non-monetary assets (intangible assets and issuance cost of negotiable obligations) have been stated based on the restated amounts of such assets, as described in Note 2.1.

–	“Equity interest in Section 33 – Law No. 19,550 companies” was calculated according to item c) of this note.

–	Under the caption "Other income relating to Section 33 – Law No. 19,550 companies and related parties” the Company includes the amounts related to TESA Arg.'s agreement described in Note 5.c.(i), for its compliance with the obligations agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement.

–	Accounts that accumulate currency transactions occurred throughout the fiscal year are stated at their nominal value.

–	“Holding and financial income / (loss)” include: (a) financial income and expenses; and (b) exchange differences generated by foreign currency denominated liabilities.

h)	Net earning / (loss) per share for the period:

The Company calculates the net earning / (loss) per share on the weighted average of outstanding common shares during each period with a face value of $1 and with a vote per share. See Note 7.3.

 (English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

2.3. Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

2.4. Law of Public Emergency – Rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a deep change in the economic model in force as of that time and amended the Convertibility Law in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)	the de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine laws in force, as of January 6, 2002 at a $1 = US$1 rate and the subsequent adjustment through the CER or annual interest rate agreed upon in the original contract, and if the interest payable is higher than the average rates prevailing in the financial system, the rate determined by the BCRA will be applicable, depending on the nature of the obligation, plus an equitable adjustment of the price, to be agreed between the parties or claimed at judicial courts.

b)	the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into Pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to $1.00 exchange rate and authorized the NEP to renegotiate agreements (see Note 9 to the consolidated financial statements);

c)	an extension in the National Public Emergency situation until December 31, 2005;

d)	suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

2.5. Unifying of accounting principles

In August 2005, the CPCECABA approved Resolution C.D. N° 93/2005, which introduced a series of changes in the professional accounting principles as a result of the agreement reached with the FACPCE to unify Argentine professional accounting principles. Such Resolution is effective for the Company as from January 1, 2006, and its early enforcement is accepted. In addition, it contemplates transition rules that postpone the mandatory application of certain changes to fiscal years started as from January 1, 2008.

The most relevant changes for the Company would be as follows:

a) the difference between the inflation-adjusted carrying value of fixed assets (and other non-monetary assets) and their tax base is defined as a temporary difference that would result in the recognition of a deferred tax liability. However, it may still be considered as a permanent difference provided that certain supplementary information is included in a note to the financial statements,

 (English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) the segregation of the financial components implied trade transactions and the discount of non-trade and financial receivables and liabilities must be made upon their initial measurement, and any waivers based on the existence of a context of economic stability or the current nature of the receivable and liability balances are eliminated,

c) goodwill with an undefined useful life should not be amortized, and

d) for any issues not contemplated in the general or specific accounting principles that cannot be solved by applying the accounting rules’ Conceptual Framework, the International Financial Reporting Standards and the interpretations approved by the International Accounting Standards Board, as in effect for the fiscal year in which they are applied, will be alternatively applicable.

As of the date of these consolidated financial statements, the CNV had not yet issued a decision on the extent to which it will incorporate the changes in the professional accounting standards to its own regulations. In addition, the Company’s Management is analyzing the effects of the unification of accounting principles mentioned above.

3. BREAKDOWN OF THE MAIN ACCOUNTS (amounts stated in millions of Argentine pesos)

The main accounts of the balance sheets as of September 30, 2005 and as of December 31, 2004 and of the statements of income for the nine-month periods ended September 30, 2005 and 2004 were made up as follows (foreign currency balances are presented in Exhibit G):

3.1. Other receivables
	September 30, 2005		December 31, 2004

	Current	Noncurrent	Current	Noncurrent

Receivables from Section 33 - Law
No. 19,550 companies and
related parties - TESA Arg. (1)	18	-	27	-
Deferred tax asset (2)	-	402	-	433
Allowance for other receivables -
tax assets (Exhibit E)	-	(402)	-	(433)
	------	-------	------	------
Total	18	-	27	-
	===	====	===	===

(1)	Accruing no interest. See Note 5.c.(i).
(2)	See Note 2.2.e.

3.2. Noncurrent investments

	September 30, 2005	December 31, 2004

Investment in Cointel - Shares (Exhibit C)	337	294
Goodwill – Cointel (Note 3.3.)	462	492
	--------	-------
Total	799	786
	====	====

 (English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.3. Goodwill on investment in Cointel:

	Original value	Amortization

	At beginning/ end of year/period	At beginning of year	For the period /year	Accumulated at end of period/year	Net book value

Nine-month period ended
September 30, 2005	804	312	30	342	462
	===	===	==	===	===
Year ended December
31, 2004	804	273	39	312	492
	===	===	==	===	===

3.4. Bank and other financial payables

	September 30, 2005				December 31, 2004

	Current		Noncurrent		Current	Noncurrent

Payables to Section 33 - Law No.
19,550 companies and related
parties – TISA	19	(1)	19	(1)	1,896	-
Negotiable obligations (2)	-		22		-	22
Interest accrued on negotiable
obligations	-		-		1	-
	---------		-------		---------	----------
Total	19		41		1,897	22
	=====		====		=====	=====

(1)	Corresponds to US$13 million of the loan with TISA with principal original maturing on June 29, 2006 and December 27, 2006 for US$6.3 million and US$6.5 million, respectively, and accruing interests at a nominal rate of 9.1875% per annum which are semiannually capitalized. See Note 5.c. (ii).
(2)	Accrue interest at a nominal rate of 9.75% per annum. See Note 9.

3.5. Aging of assets and liabilities as of September 30, 2005:

	Assets		Liabilities

	Investments (5)	Other receivables (1)	Bank and other financial payables (2)	Trade payables (4)	Taxes payable (4)	Other payables (4)	Other liabilities - Section 33 – Law No. 19,550 companies (4)

Without maturity date:	1	18	-	-	-	3	-
	-------	-------	--------	------	------	------	------
Maturing:
Up to three months	-	-	-	1	1	-	-
From six to nine months	-	-	19	-	-	-	-
From one to two years	-	-	41	-	-	-	-
	-------	-------	--------	-------	-------	------	-------
Subtotal	-	-	60	1	1	-	-
	====	====	====	====	====	====	====
Other liabilities to be
capitalized	-	-	-	-	-	-	1,785	(3)
	-------	-------	--------	-------	-------	------	-------
Total	1	18	60	1	1	3	1,785
	====	====	=====	====	====	====	====

(1)	Not including deferred tax asset and its related allowance.
(2)	Accrue interest at a weighted average rate of 9.397%.
(3)	See Note 5.c. (ii) and 7.3.
(4)	Do not accrue interests.
(5)	Do not accrue interests. Correspond to investments in mutual funds.

 (English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.6. Equity interest in Section 33 – Law No. 19,550 companies

	(Loss) / Gain

	September 30, 2005	September 30, 2004

Equity interest – Cointel	43	(86)
Goodwill amortization – Cointel (Note 3.3.)	(30)	(30)
	---------	---------
	13	(116)
	=====	=====

4. OPERATIONS AND ACTIVITIES OF RELATED PARTIES

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TSA’s subsidiaries. As of September 30, 2005, the Company's interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel's total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 6.2.a), and 40.2 million Class “B” shares which represents 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock 64.83%. See Notes 4. and 6. to the consolidated financial statements.

Due to the recurrent cumulative losses recorded by Cointel as of December 31, 2004, Cointel made an inquiry to the IGJ, current government regulatory agency of that company, and ratified, with its legal counsel’s opinion, the method of computing shareholders’ equity accounts in order to determine whether Cointel qualifies under the event of mandatory capital stock reduction. According to the IGJ’s accounting department, as stated in its opinion dated March 29, 2005, an event of mandatory capital reduction would occur when the total shareholders’ equity is smaller than 50% of the capital stock. Under such criteria, cumulative losses should be computed as follows: 50% against the outstanding capital stock, and 100% against the balance of the other shareholders’ equity accounts.

Therefore, as of the date of issuance of these financial statements, according to the IGJ’s interpretation and based on the opinion of Cointel’s legal counsel, Cointel does not qualify under the event of mandatory capital reduction. See Note 2.2.c.

b)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.1). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8%. On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.1), corresponding to the book value of such ownership interest as of September 30, 2000.

On December 27, 2004, the Special Shareholders’ Meeting of Atco resolved to increase its capital stock from 309 million to 1,760 million. At that meeting, the Company waived its preemptive subscription right and accretion right over the new shares, and Temarsa subscribed all the shares issued through the capitalization of a loan held by that company with Atco. As a result of such shareholders’ decision the Company's ownership interest in Atco as of December 31, 2004 decreased to 4.71% from 26.8%. As of August 8, 2005, the Special Shareholders’

 (English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Meeting of Atco resolved the capitalization of its irrevocable capital contributions, of which the Company had 132 million (restated as described in Note 2.1. ), which generated an increase of the Company’s ownership interest in Atco to 9.35% from 4.71% . The above mentioned capitalization would not revert Atco’s negative shareholders’ equity situation. Consequently, the Company has maintained its equity interest in such company at nil, on the basis of its recoverable value.

As of the date of issuance of these financial statements, Atco has mainly a direct and indirect ownership interest of approximately 100% of the capital stock of Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, and broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, that expired in January 2005 and on which such company obtained a renewal until 2015. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c)	AC

As of September 30, 2005, the Company’s ownership interest in AC amounts to 2.8% and other TSA’s subsidiaries control the remaining 97.2%. As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. Holdings (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together, the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. As of August 8, 2005, AC’s Special Shareholders’ Meeting resolved the capitalization of its irrevocable capital contributions, of which the Company had 17 million (restated as described in Note 2.1.), which generated a decrease in the Company’s ownership interest in AC to 2.84% from 26.82%. As from September 30, 2005, according to the reduction of its interest in AC, the Company has valued its equity interest up to the limit of its recoverable value estimated as of such date. Consequently, the Company has maintained its equity interest in such company at nil.

d)	Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies (see Note 2.2.c).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. are dissolved without liquidation and are merged into Temarsa. Such merger has been refused by the IGJ and lately judicially appealed by Ambit, Vigil and Temarsa. Finally, on February 10, 2005, Temarsa, Ambit and Vigil desisted the mentioned judicial appeal.

5. OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 – LAW No. 19,550 COMPANIES AND RELATED PARTIES

a)	The transactions made with Section 33 – Law No. 19,550 companies and related parties during the nine-month periods ended September 30, 2005 and 2004 (in millions of Argentine pesos), are as follows:

 (English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	(Loss) / Gain

	Interest expense		Other income relating to Section 33 – Law No. 19,550 companies and related parties

	September 30,		September 30,

Company	2005	2004	2005	2004

TESA Arg. (1)	-	-	26	25
TISA (2)	(23)	(128)	-	-
	-------	-------	-------	-------
	(23)	(128)	26	25
	====	====	====	====

(1)	See Note 5.c. (i).
(2)	See Note 5.c. (ii).

b)	During the nine-month periods ended September 30, 2005 and 2004, the Company did not collect any dividends from its investments in Section 33 – Law No. 19,550 companies and related parties.

c)	Additionally to the transactions mentioned in Note 1., the other related party transactions are the following:

(i)	On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel's capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel's common shares that would result in a total shareholding in excess of 50% of Cointel's capital stock and votes and iii) to provide, at TESA Arg.'s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as Telefónica’s management agreement is in effect. The Company's compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. Telefónica’s management contract with TSA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TSA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. would be between 1.5% and 5.0%. On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TSA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the nine-month periods ended September 30, 2005 and 2004, the Company did not receive any financial advice request and met its duties contained in such agreement, for which it is entitled to receive the relevant fees, which amounted to 26 million and 25 million, respectively, and were included in "Other income relating to Section 33 – Law No. 19,550 companies and related parties" in the Company’s income statements. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 18 million and 27 million as of September 30, 2005 and as of December 31, 2004, respectively, are included as "Other receivables - Receivables from Section 33 - Law No. 19,550 companies and related parties - TESA Arg." in the balance sheets as of September 30, 2005 and as of December 31, 2004, respectively.

(ii)	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was

 (English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

entitled to modify the differential provided it notified in writing the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company's negotiable obligations (see Note 9.). Subsequently, on February 14, 2001, the Company made an early partial repayment to TISA of this loan for an amount of US$37.9 million.

Through various amendments during the year 2004, the Company and TISA agreed that the principal maturity and interest capitalization will be semiannual, set the differential for the second period in 5.5% nominal per annum, which has remained unchanged for the following periods, and amended the loan agreement, eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Company’s Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3. , TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005 and shall not fall due before April 1, 2006, and (ii) ratify that the residual amount of TISA’s credit for US$20 million is subject to the same conditions as those agreed upon on December 27, 2004 (see Note 7.3. ). On June 17, 2005 US$7 million of the above-mentioned loan were cancelled remaining its balance as of September 30, 2005 in US$13 million.

Therefore, as of September 30, 2005, taking into account the inherent permanent nature of Shareholders’ funding, the Company has classified the debt amount intended to subscribe the capital stock increase described in Note 7.3. by the majority shareholder, for 1,785 million, under “Other noncurrent liabilities”. At the date of issuance of these financial statements, the above mentioned debt amount has been capitalized, see Note 7.3.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: upon the Company defaulting on any of the commitments assumed under the loan agreement, in the event of any change in the Company’s controlling shareholder, if the Company or its affiliates are unable to comply with their obligations, changes in the Company’s main business activity, if the Company or any of its affiliates lose the government licenses obtained and if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan’s balance in force as of September 30, 2005, for an amount of US$13 million, TISA has advised to the Company that until December 27, 2006 TISA shall not consider that an acceleration event as defined in the agreements has taken place. Additionally, some of the loan agreements in effect include acceleration events in case certain court or extra-court proceedings are filed for an amount in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until December 27, 2006.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own funds availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2. c.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

6. RESTRICTIONS, GRANTED GUARANTEES AND CURRENT ADMINISTRATIVE PROCEDURES

6.1. Distribution of accumulated income restriction:

In accordance with Law No. 19,550, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses, until such reserve equals 20% of restated capital stock.

As of September 30, 2005, the Company carries accumulated losses in the amount of 2,187 million, which includes a net income for the nine-month period ended in such date of 80 million.

6.2. Other restrictions

a) Through Cointel, the Company is member of the Main Core of the Telefónica awardee Consortium. As of September 30, 2005, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the NEP, as amended, provides that Regulatory Authorities (nowadays the S.C.) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, shall not reduce their total holding to less than 51% of the total capital stock (Class "A" shares) with voting rights of Telefónica, without first obtaining approval from the Regulatory Authority.

b) With respect to the restrictions and guarantees related to the issuance of negotiable obligations and other payables, see Notes 5.c. (ii) and 9.

6.3. Guarantees granted

In connection with the disposition of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale, for the amounts and subject to the terms specified in each contract. As of September 30, 2005, the Company did not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

6.4. Litigation

As of September 30, 2005, the Company is not aware of any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, that should be booked at such date.

6.5. Current administrative procedures

On June 24, 2004, and due to a claim conducted by a minority shareholder, the CNV issued a resolution by means of which it instructed a summary against the Company for possible infraction to certain sections of Law No. 19,550, the Code of Commerce and the CNV's rules (NT 1997), in respect of the compensation granted by the Company from October 1, 1998 to September 30, 2001, to one of its formers directors under an advisory contract, and in respect of the accounting treatment

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

given by the Company, in the year ended December 31, 2000, to the payment made by AMI CABLE HOLDINGS, Ltd., related company of the formers shareholders of the Company, for the rescission of the above mentioned advisory contract. The sanction that could possibly correspond to the Company would consist of a warning or fine of up to 1.5 million, which could be raised up to five times the amount of the greater between the benefit obtained or the damage caused as a result of the illicit driving. In the opinion of the Company's Management, it is unlikely that this administrative sanction prospers.

7. CAPITAL STOCK

7.1. As of September 30, 2005, the Company’s capital stock, after the voluntary capital stock reduction mentioned in section 7.2. of this note, which has been approved by the CNV's Resolution No. 14,060 and registered in the Public Registry of Commerce (“RPC”) on March 31, 2004, is comprised of:

Subscribed and paid in
(historical value in Argentine pesos)
Common shares issued, face value $1:

Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Capital stock authorized for public offer	404,729,360

Common shares pending issuance, face value $1:
Class “B” shares (one vote per share)	2,000,000 (1)

Total	406,729,360

(1) See Note 7.3.

As a consequence of the transactions described in Note 1. and section 7.2. and 7.3. of this note, at the date of issuance of these financial statements, the principal shareholder of the Company is TISA, which owns 99.99% of the Company's capital stock.

7.2. On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 common Class “B” shares of the Company of $1 nominal value each. In consideration for the number of shares delivered, the shareholders present in the redemption would receive a proportional interest in the Promissory Note mentioned in Note 1. The only shareholder who took part in such reduction was ACH, who participated with all its shares, 95,270,640 common Class "B" shares (“the Shares”). The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock reimbursed (calculated on the basis of the Company’s shareholders´ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account, until the balance was exhausted, and the remaining amount to accumulated income (losses). On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of 95,270,640 (historical value), being 404,729,360 (historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the BCBA granted its final approval to the voluntary capital stock reduction. On December 31, 2001, the Shares were effectively registered under the Company’s name. On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004, the above-mentioned voluntary capital stock reduction was registered with the RPC.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

7.3. On December 16, 2004, the General and Special Class B Shareholders’ Meeting resolved to increase the capital stock by 2 million, to 406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and the issuance at par value of 2,000,000 common Class B shares of one peso ($1) face value each and entitled to one vote per share. Subsequently, on February 15, 2005, the Special Shareholders’ Meeting resolved to approve the capital stock increase for an amount of up to 2,046 million and ratified the 2 million capital stock increase resolved upon by the Shareholders’ Meeting dated December 16, 2004. Therefore, at such Special Shareholders’ Meeting, TISA expressed its intention to partially capitalize its loans with the Company for 1,785 million (see Note 5.c.ii)). Such increase of capital was aproved by the CNV in its Resolution N° 15,113 dated July 14, 2005 and by the BCBA on August 3, 2005, and for such reason, the Company’s Board of Directors at its meeting dated August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase in 1,786,790,169 Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, the Company’s stock capital was increased from 404,729,360 to 2,191,519,529. At the date of these financial statements, the above mentioned capital stock increase is pending of registration in the RPC.

8. NEGATIVE SHAREHOLDERS’ EQUITY

As of December 31, 2004, the Company carried accumulated losses amounting to 2,267 million and negative shareholders’ equity amounting to 1,112 million. Due to such situation, the Company was under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the Law No. 19,550.

As a result of the capital stock increase resolved upon by the Shareholders’ Meeting referred to in Note 7.3. , at the date of issuance of these financial statements, the Company has reversed its negative shareholders’ equity situation and therefore, it is no longer under the conditions of item 5 of Section 94 of the Law No. 19,550, and consequently, it will be able to continue the normal operations.

Notwithstanding the statements of the preceding paragraph, the Company qualifies under the event of mandatory capital reduction set forth in Section 206 of the Law No. 19,550 when cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 28, 2005. The Shareholders, together with the Company’s Board of Directors, will take the necessary steps to revert this situation. However, Decree No. 540/05 of the NEP extended until December 10, 2005 the suspension declared on the enforcement of Section 206 of the Law No. 19,550.

9. ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders´ Meetings held on April 28, 1995 and December 27, 1996, respectively, approved a Program for the issuance of Negotiable obligations not convertible into shares, for a total amount of up to US$500 million and authorized the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. Additionally, the General and Special Shareholders´ Meeting of November 2, 2001,during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations Program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 under the US$500 million Program, on the following terms:

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

US$500 million Program (1)

Principal amount (in millions)	Principal amount repayment	Interest annual rate %	Interest payment	Situation as of September 30, 2005

Series A	February 2002	8.50	February and August	Totally repaid (2)
US$100			of each year
Series B	February 2007	9.75	February and August	Partially repaid (2)
US$225			of each year
Series C	February 2007	11.25	February and August	Totally repaid (2)
$175			of each year

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002, the balance of the Negotiable Obligations for US$500 million as of September 30, 2005, amounts to US$7.6 million.

The creation of these Programs and the public offerings of Negotiable obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

After the repurchases and repayments of the Company's Negotiable obligations, the Company has cancelled and repurchased approximately 98.5% of its Negotiable obligations for a face value of 175 million and US$317.4 million. In connection with this issuance, the Company has assumed certain commitments usually undertaken in transactions of such nature. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001.

On April 8, 2002, the BCBA notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the date of issuance of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable obligations and its amendments.

10. ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company's financial statements have been translated into English for the convenience of readers in the United States of America.

In addition, these financial statements are presented on the basis of Argentine GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America. Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT C
1 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	September 30, 2005						December 31, 2004

Issuer and features of the securities	Class	Face value	Quantity	Inflation adjusted cost	Value by equity method	Book value	Book value

NONCURRENT INVESTMENTS (1)
Investments valued by the equity
method:
Cointel – shares	Common
	Class “A”	0.1	2,245,384,140
	Common
	Class “B”	0.1	407,817,358

		Total investment in Cointel		1,822	337	337	294

AC – shares	-	-	-	-	-	-	-

Other investments valued at cost
– recoverable value:
Atco – shares	Common	1	232,059,084	255	-	-	-
AC – shares	Common	1	26,190	-	-	-	-
Vigil – shares	Common	1	1	-	-	-	-
Temarsa – shares	Common	1	1	-	-	-	-

Total noncurrent investments						337	294

(1) See Notes 2.2.c. and 4.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT C
2 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2005 AND AS OF DECEMBER 31, 2004

INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES
AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	Information on the issuer

		Latest financial statements

Account	Main business	Date	Common capital stock (1)	Net income	Shareholders’ equity	Total % held of capital

NONCURRENT
INVESTMENTS

Cointel	Investments	09-30-05	531	93	732	50.0% (2)

Financial statements used for valuation by the equity method

Account	Year-end	Closing Date	Duration of the period	Auditors’ report date	Scope	Auditors’ report type

NONCURRENT
INVESTMENTS

Cointel	12-31	09-30-05	9 months	11-07-05	Limited Review	With observations (3)

(1)	Corresponds to face value.
(2)	Over common capital stock. As of September 30, 2005, preferred capital stock (over which the Company has no ownership interest) amounts to 46 million.
(3)	Includes observations related to the uncertainty related to Cointel’s ability to pay its current liabilities and continue as a going concern.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos

	September 30, 2005			December 31, 2004

Account	Balances at beginning of year	Decrease for the period	Balances at end of period	Balances at end of year

Deducted from noncurrent assets:

For other receivables -
Deferred tax assets	433	(31)	402	433

Total 2005	433	(31)	402

Total 2004	510	(77)		433

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005 AND AS OF DECEMBER 31, 2004

FOREIGN CURRENCY LIABILITIES

	September 30, 2005			December 31, 2004

Account	Amount in foreign currency (in millions of US$)	Exchange rate	Booked value (in millions of pesos)	Amount in foreign currency (in millions of US$)	Booked value (in millions of pesos)

Current liabilities
Bank and other financial	7	2.910	19	637	1,897
payables
Other payables	1	2.910	3	1	3

Total current liabilities	8		22	638	1,900

Noncurrent liabilities

Bank and other financial	14	2.910	41	8	22
payables

Total noncurrent liabilities	14		41	8	22

Total liabilities	22		63	646	1,922

US$: US dollars.

(English translation of the financial statements originally issued in Spanish, except for Note 10. to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

INFORMATION REQUIRED BY SECTION 64, SUB SECTION I, POINT B) OF LAW No. 19,550

Amounts stated in millions of Argentine pesos

	Administrative expenses

Account	2005	2004

Others (1)	4	2

Total	4	2

(1) Includes fees payable to the members of the Board of Directors and supervisory committee for 54,000 in both periods.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

2

     MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant's Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. (“the Company”) for the nine-month periods ended September 30, 2005 and 2004. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina adopted by the CPCECABA, as adopted by the National Securities Commission (Comisión Nacional de Valores, “CNV”) (“Argentine GAAP”), which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos as described in Notes 2.1 and 10 to the Company's unconsolidated financial statements.

Multiple Holding Company Structure

The Company is primarily engaged, through joint-controlled companies (see Note 1. to the consolidated financial statements) in the telecommunications business ("Telecommunications Business") in Argentina.

As of September 30, 2005, the Company conducts its Telecommunications Business through its 50.0% of common capital stock in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 4.a to the Company's unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the Company's consolidated financial statements and 6.2. a to the Company's unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of September 30, 2005, the Company holds a 9.35% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b to the Company's unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 2.84% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c to the Company's unconsolidated financial statements).

The Company looks to Telefónica S.A.’s (“TSA”) global media affiliate, Telefónica de Contenidos S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

As of September 30, 2005, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TSA” and in Note 7.2. to the Company's unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)'s equity interest in the Company amounts to 99.96% . See Note 7.1. to the Company’s unconsolidated financial statements.

In addition, after the stock capital increase mentioned in Note 7.3. TISA’s equity interest in the Company’s stock capital has increased to 99.99% at the date of issuance of these financial statements.

Agreement between the Company’s Former Principal Shareholders and TSA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”), International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TSA (“the Parties”) signed a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TSA 80.9% of the Company´s capital stock, representing 84.7% of the Company's total votes, in exchange for TSA common shares issued. On June 29, 2001, TSA informed the Company that on May 8, 2001, it transferred to its subsidiary TISA, all of TSA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2. to the Company's unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96% . See Note 7.3. to the Company’s unconsolidated financial statements.

3

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, reimbursed the Company’s irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b to the Company’s unconsolidated financial statements), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH and other liabilities of approximately US$27 million. The Shosa’s selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities, except for the amounts payable related to the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the Company's unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c.(i) to the Company's unconsolidated financial statements.

As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Evolution of the current macroeconomic situation and financial system in Argentina

After the institutional, political, economic, financial and social crisis that took place in 2001 and 2002, Néstor Kirchner, belonging to Justicialist Party (“PJ”) assumed in as President of Argentina on May 25, 2003. In the second half of 2003, authorities were elected for executive and legislative offices and the PJ not only gained control of most of the provincial governorships but also obtained majority in both Houses of the Argentine Congress.

In the recent legislative elections of October, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing (called Frente para la Victoria, FV) to depend on the will of the rest of the PJ, in particular in the Lower House, where the official wing holds 107 seats, while the requisite quorum for holding sessions is 129. This makes it necessary for Kirchner’s wing to negotiate with Duhalde’s block (and other opposing parties) for purposes of dealing with key laws, such as the 2006 National Budget and/or the Economic Emergency Law, among other sensitive statutes.

Relationship between the Government and international credit entities continues standstill in spite of the completion of the restructuring process of Argentina’s defaulted sovereign debt. It was expected that once such process was complete, the negotiation would be resumed with a view to a new agreement given the non-approval to the third review of targets in 2004. In spite of this situation, markets are relatively calm because the Government continues to meet its obligations to repay principal and interest, thereby currently preventing a new episode of default with international credit entities, as was the case in 2002 with the Inter-American Development Bank (IDB). Although this weak relationship allows the Government more freedom to undergo this transition politically, it should not be an external payment policy sustainable over time. Although quantitative targets are in compliance with the International Monetary Fund’s (IMF) demands, certain qualitative targets are still under discussion, including: (i) renegotiation of contracts with privatized public utility companies, (ii) the agreement with noteholders that have not taken part in the public debt restructuring, (iii) the level of primary surplus sustainable over time and (iv) approval of the National Tax Sharing Law, among other fiscal and institutional measures.

As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$189.8 billion to US$126.5 billion (equivalent to 77% of Gross Domestic Product (“GDP”), according to official figures). Anyway, this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

Economic activity continues recovering at a fast pace. The GDP (measured in real terms) increased to 8.8% in 2003 and 9% in 2004, whereas increased to 9.1% in the first half of 2005, reaching absolute values above the levels recorded in 1998. The country’s annualized inflation rate continues in 2-digit; for the first 9 months of the

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year, retail prices have recorded an cumulative increase of 8.9% (higher than for the same period of 2003 and 2004) while wholesale prices have had a cumulative increase of 8.2% in the same period. In 2004, the Consumer Price Index (“CPI”) rose 6.1% and the Wholesale Price Index (“WPI”) increased by 7.9% .

The employment continues to improve. The unemployment rate was 12.1% in the second quarter of 2005 falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 38.5% of population and indigence represents the 13.6% of population. Furthermore, the work of non-registered employees continues being high. Both unemployment and public insecurity are the main demands of the society, but the latter, together with the picketer conflict are the ones that have increased the most during the last quarters.

As far as the main financial variables are concerned, the situation seems stabilized despite the volatility resulting from the post-default period and the special relationship that the Government maintains with international credit entities. The dollar exchange rate fluctuates from $2.95 to $3.00 per US dollar. Capital flight is not significant and controls on speculative capital have been established. The Merval index is above 1,600 points, and has risen 26% in dollars during the first 9 months of the year. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins are reduced and a tightening in monetary policy should be the most probable future scenario.

The prospects for the next months anticipate an economic activity that will continue to recover though at a slower pace than in the last quarters, affected by the restrictions on installed capacity in manufacturing industry and the energy crisis. Regarding the price scenario, the retail inflation rate continues heading for 2-digits annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record slight declines.

In the financial markets the Peso is expected to maintain its appreciation against the US dollar, while interest rates would tend to increase slightly following increases in international rates. Both the variable and fixed income market would range according with the volatility that implies the relationship existing between the Government and the credit international entities, as well as the financial conditions of the World economy, in order to satisfy funding needs for the rest of the year.

TAX MATTERS

The National Congress and the National Executive Power (“NEP”), in the exercise of the powers thereto delegated, passed a tax reform law that introduced the following amendments:

Income tax

Law No. 25,784, in effect for fiscal years current as of October 22, 2003 modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer pricing of international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the Company’s balance sheet. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

Valued Added Tax (VAT)

Law No. 25,865, published in the Official Bulletin (Argentine Government daily publishing enacted acts, decrees, administrative orders, as well as resolutions of federal government and municipal agencies, and judicial documents requiring publication, etc. Under Argentine law, legal provision become effective and binding once they have been published in this Bulletin for some specified time as provided by the related statute) on January 19,

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2004 amended the regulations applicable to VAT and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among others the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) regarding telecommunication services billed to persons under the Simplified Scheme, the tax increase is not included in the bill.

Pursuant to Decree No. 806/04, this law shall come into force on July 1, 2004. AFIP (Federal Public Revenues Administration) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No 1,695, 1,697 and 1,699.

Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3,337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increased from $426 to $710 and from $852 to $1,420, respectively, the limit for applying the withholding.

Social security contributions

Decree No. 491/04 published in the Official Bulletin on April 22, 2004, ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to $6,000 with respect to contributions accrued until September 30, 2004; to $8,000 from October 1, 2004 to March 31, 2005; to $10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

Royalties to be paid to municipalities for public space occupancy

In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

Telefónica considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Critical accounting policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with Argentine GAAP.

The Company believes the following represents the Company’s, Cointel’s and Telefónica’s critical accounting policies. The Company's accounting policies are more fully described in Notes 2. to the Company's unconsolidated financial statements and 2. and 12. to the Company's consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

  the recoverability of the investment and the related goodwill generated by the Company's investment in Cointel, based on the Company's Management estimates of future cash flows (see Note 2.2.c to the Company's unconsolidated financial statements);

  the depreciable lives for each category of fixed assets. Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Telefónica's Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as to its results of operations. Telefónica’s Management estimates about technology and its future development require significant judgment because, to date, the impacts of technology advances are difficult to predict;

  the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to be obtained from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. The Company uses the expected cash flow method in accordance with accounting principles in Argentina. The Company believes

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  that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Company’s Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

  In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

  Fixed assets have been valued based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in Note 1. to the Company’s unconsolidated financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of Telefónica’s Management based on the preparation of projections based on such trends and the consideration of operating strategies available for these scenarios, Telefónica will obtain future cash flows enough to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in Note 9.1. to the Company’s consolidated financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

  the creation of reserves for contingencies in Telefónica assessed as likely by its Management, based on its estimates and the opinion of its legal counsel (see note 10 to the Company's consolidated financial statements with respect to unreserved contingencies).

  the Company’s, Cointel's and Telefónica's Management assess the recoverability of deferred tax assets based on estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel's and Telefónica's ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible. In making their assessment, the Company’s, Cointel's and Telefónica's Management consider the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, considering the legal requirements of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including those related to the possible effect of the final outcome of the pending tariff renegotiation (see Notes 4 and 9.1 to the Company's consolidated financial statements), the Company, Cointel and Telefónica have booked an allowance for their net balances of deferred tax assets, whose recovery depends upon the generation of future taxable income.

  the creation of allowances in Telefónica, amounting to 182 million set up to cover doubtful accounts based on Telefónica’s estimates regarding the terms and conditions of their potential future collection; and

  Telefónica’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine Government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

The preparation of financial statements in accordance with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of the Company's financial statements and the reported amounts of revenues and expenses during the period/year being reported. Final results may differ from those estimated by the Company’s Management. See Notes 2.1. and 2.4. to the Company's unconsolidated financial statements and 4., 9. and 12. to the Company's consolidated financial statements.

Among others, these financial statements reflect the effects derived from economic and exchange regulations known as of the date of issuance of such consolidated financial statements. All of Company Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the

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Argentine Government may undertake in the future will be recognized in the financial statements in the moment that Management becomes aware of them.

Comparison of the Company's results of operations for the nine-month periods ended September 30, 2005 and 2004 (Figures stated in millions of Argentine pesos and restated as described in Note 2.1 to the unconsolidated financial statements)

All references made below to 2005 and 2004 are to the nine-month periods ended September 30, 2005 and 2004, respectively.

	2005	2004

Equity interest in Section 33 - Law No. 19,550 companies	13	(116)
Other income relating to Section 33 - Law No. 19,550 companies and
related parties	26	25
Administrative expenses	(4)	(2)
Net holding and financial incomes and losses	45	(161)

Net income / (loss) for the period	80	(254)

Equity interest in Section 33 – Law No. 19,550 companies

The Company’s equity interests in related parties increased to a gain of 13 million in 2005 from a loss of 116 million in 2004. Such results reflect a gain of 43 million in 2005 and a loss of 86 million in 2004, attributable to the Telecommunications Business (see Note 2.2. b to the Company's unconsolidated financial statements) and include losses of 30 million in 2005 and 2004, related to the amortization of the goodwill on its investment in Cointel.

The variation in the Company's equity interests in related parties attributable to the Telecommunications Business, to a gain of 43 million in 2005 from a loss of 86 million in 2004, was due principally to the changes in Cointel’s and Telefónica’s results for such periods (see “Telecommunications Business” and “Evolution of the current macroeconomic situation and financial system in Argentina”).

Other income relating to Section 33 – Law No. 19,550 companies and related parties

Other income relating to Section 33 - Law No. 19,550 companies and related parties remained in 26 million and 25 million in 2005 and 2004, respectively. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TESA Arg.”) (see Note 5.c.(i) to the Company's unconsolidated financial statements).

Administrative expenses

Administrative expenses include: (i) legal and audit fees, (ii) tax on bank account credits and debits, non taxable VAT and (iii) various administrative expenses. Administrative expenses amount to a loss of 4 million and 2 million in 2005 and 2004, respectively.

Net holding and financial incomes and losses

The Company's net holding and financial incomes and losses, amounted to a gain of 45 million in 2005 and a loss of 161 million in 2004.

The variation in 2005 as compared to 2004 is principally due to: a) a variation in the exchange difference due to the impact of the appreciation of the peso on the net monetary position in foreign currency during 2005 and its appreciation during 2004, which resulted in a gain of 71 million in 2005 and a loss of 32 million in 2004 and b) interest on liabilities amounted to 26 million in 2005 and 129 million in 2004. The above-mentioned decrease on interest was mainly due to the effect of the amendments to the loan agreements mentioned in Note 5.c.(ii) to the Company’s unconsolidated financial statements.

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Net income/(loss) for the period

As a result of the factors described above, the Company had a net income of 80 million in 2005 and a loss of 254 million in 2004.

Liquidity and capital resources

As of September 30, 2005, the Company's total liabilities amount to 1,850 million, which consist of 22 million in negotiable obligations (including interests accrued as of that date), 1,823 million of payables to Section 33 - Law No. 19,550 companies and related parties and 5 million in tax payable, trade payables and other payables.

Historically, the Company has covered its funds requirements principally through cash dividends from Cointel, other income relating to Section 33 - Law No. 19,550 companies and related parties, proceeds from disposing of its ownership interests and other assets and through different kind of borrowings.

The Company’s principal source of funds has traditionally been dividends paid to it by Cointel, which paid to its shareholders an aggregate of 1,452 million (at historical value) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2004, 2003 and 2002 or during the nine-month period ended September 30, 2005. Cointel’s principal source of cash revenues are the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate of 1,190 million (at historical value) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the years ended December 31, 2004, 2003 and 2002 or during the nine-month period ended September 30, 2005.

In 1997 the Company began collecting income under the agreement with TESA Arg. mentioned in Note 5.c.(i) to the Company's unconsolidated financial statements. During 2005 and 2004, the Company collected 40 million and 38 million in 2005 and 2004, respectively.

The Company uses its funds mainly to pay interest on its financial loans and Negotiable Obligations. During 2005 and 2004 the Company did not pay dividends.

On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified in writing the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company’s negotiable obligations (see Note 9. to the Company’s unconsolidated financial statements). Subsequently, on February 14, 2001, the Company made an early partial repayment to TISA of this loan for an amount of US$37.9 million.

Through various amendments during the year 2004, the Company and TISA agreed that principal maturity and interest capitalization will be semiannual, set the differential for the second period in 5.5% nominal per annum, which it has remained unchanged for the following periods, and amended the loan agreement eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Company’s Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3. to the unconsolidated financial statements, TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005 and shall not fall due before April 1, 2006, and (ii) ratify that the residual amount of TISA’s credit for US$20 million is subject to the same conditions as those agreed upon on December 27, 2004. On June 17, 2005 US$7 million of the above-mentioned loan were cancelled remaining its balance as of September 30, 2005 in US$13 million. Therefore, taking into account the inherent permanent nature of Shareholders’ funding, the Company has classified the debt amount intended to subscribe the capital stock increase described in Note 7.3. to the unconsolidated financial statements by the majority shareholder, for 1,785 million, under “Other noncurrent liabilities”.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its

9

affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: upon the Company defaulting on any of the commitments assumed under the loan agreement, in the event of any change in the Company’s controlling shareholder, if the Company or its affiliates are unable to comply with their obligations, changes in the Company’s main business activity, if the Company or any of its affiliates lose the government licenses obtained and if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan’s balance in force as of September 30, 2005 for an amount of US$13 million, TISA has advised to the Company that until December 27, 2006 TISA shall not consider that an acceleration event as defined in the agreements has taken place. Additionally, some of the loan agreements in effect include acceleration events in case certain court or extra-court proceedings are filed for an amount in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until December 27, 2006.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own funds availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2. c to the Company’s unconsolidated financial statements.

Telecommunications Business

Comparison of Cointel's unconsolidated results of operations for the nine-month periods ended September 30, 2005 and 2004 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the unconsolidated financial statements)

As of September 30, 2005, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel's total votes.

All references made below to 2005 and 2004 are to the nine-month periods ended September 30, 2005 and 2004.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2005 and 2004. The Company believes that such financial information, rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2005	2004

Income/(loss) on equity investment in Telefónica	165	(41)
Holding and financial losses, net	(72)	(125)
Administrative expenses	-	(1)

Net income/(loss) for the period	93	(167)

Income/(loss) on equity investment in Telefónica

Income on equity investment in Telefónica increased to a gain of 165 million in 2005 from a loss of 41 million in 2004. This increase was due to the variation in Telefónica’s net income in such periods (see “Comparison of Telefónica's consolidated results of operations for the nine-month periods ended September 30, 2005 and 2004”). Income / (loss) on equity investment in Telefónica includes a loss of 17 million in 2005 and 2004 related to the amortization of the goodwill on Cointel's investment in Telefónica.

Holding and financial losses, net

Holding and financial losses, net decreased to a loss of 72 million in 2005 from a loss of 125 million in 2004, representing a decrease in the loss of 53 million. This variation was due mainly to (i) the impact of the appreciation of the peso over the net monetary position in foreign currency during 2005 and (ii) the depreciation of the peso during 2004, which resulted in a gain of 33 million in 2005 and a loss of 21 million in 2004.

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Net Income/(loss) for the period

As a result of the factors described above, Cointel had a gain of 93 million in 2005 and a loss of 167 million in 2004.

Comparison of Telefónica’s consolidated results of operations for the nine-month periods ended September 30, 2005 and 2004 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the Company’s unconsolidated financial statements)

As of September 30, 2005 the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which controls the outstanding capital stock of Telefónica through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represent approximately 2.3% of Telefónica’s outstanding capital stock. Consequently, Cointel’s total ownership interest in Telefónica’s outstanding capital stock is 64.83% .

All references made below to 2005 and 2004 are to the nine-month periods ended September 30, 2005 and 2004, respectively.

	2005	2004

Net revenues	2,543	2,301
Cost of services provided	(1,452)	(1,422)
Administrative expenses	(293)	(251)
Selling expenses	(315)	(221)
Other expenses, net	(42)	(76)
Loss on equity investments	-	(1)
Holding and financial Income/(Loss), net	(160)	(367)

Net Income/(Loss) for the period	281	(37)

Lines installed (in thousands)	4,689	4,599
Lines in service (in thousands)	4,482	4,316
Lines in service per 100 inhabitants	25.7	25.0
Lines in service per employee	505.5	494.4

Telecommunication rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the AMBA (“Buenos Aires Multiple Area”). Pursuant to Resolution SC No. 304/03, the Secretary of Communications “S.C.” established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $1 to US $1 exchange rate. Furthermore, this law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy

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and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The NEP by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The NEP shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without National Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the NEP shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the NEP in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004 Telefónica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica's promotional offer of telephone access through non geographical numbering, to the value added of Internet access service described in sub-paragraph b, for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

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Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Areas, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005 Telefónica and Telecom Argentina S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the National Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the Head of Household Plan.

In the opinion of Telefónica's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on Telefónica's future results.

During the final months of 2004 and the beginning of 2005, the Argentine Government reached letters of understanding with several providers of public utility services, which established tariff adjustments of 15% to 30% and a new term for their review. These agreements will be validated once they are signed as Argentine decrees. As of the date of issuance of the consolidated financial statements, however there have been no letters of understanding or tariff adjustments for the telecommunication services.

On March 8, 2005 the Ministry of Economy and Production and Federal Planning, Public Investment and Services, pursuant to Resolutions No. 123 and No. 237, respectively, scheduled public audiences with electricity and gas companies in order to analyze tariff increases. However, as of the date of issuance of the consolidated financial statements, no telecommunication service companies have been notified of a date for an audience.

In the opinion of Telefónica’s Management and its legal counsel the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly CPI in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the renegotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefónica’s financial condition and future results and, consequently, on Cointel’s and the Company’s. As of the date of issuance of the consolidated financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

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In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

Net Revenues

Net revenues increased by 10.5% to 2,543 million in 2005 from 2,301 million in 2004.

The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant.

The following table shows operating revenues by category of services for the nine-month periods ended September 30, 2005 and 2004 (net of intercompany eliminations). Figures are stated in million of Argentine pesos:

	2005	2004

Basic telephone service
Measured service	684	665
Monthly basic charges (1)	582	550
Special services	419	352
Installation charges	37	33
Public phones	141	154
Access charges	378	282
International long-distance service	96	79
Direct lines	59	63
Publishing telephone directories	23	19
Other	124	104

Total	2,543	2,301

(1) Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, to customers of other operators routed through Telefónica’s network as well as other operators’ networks. In this last case, Telefónica bills and collects revenues for the termination of those calls (included in “Access charges” revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

Measured service increased by 19 million or 2.9% to 684 million in 2005 from 665 million in 2004. The variation was mainly due to: (i) an increase of 39 million or by 4.8% in the total average number of billable lines, partially offset by: (ii) a decrease in average urban and interurban consumption per line of approximately 8 million and (iii) an increase in tariff discounts of approximately 12 million in 2005 as compared to 2004.

Monthly basic charges increased by 32 million or 5.8% to 582 million in 2005 from 550 million in 2004. The variation was mainly due to (i) an increase in Telefónica’s average number of billable lines of approximately 19 million, (ii) an increase in revenues from supplemental services of approximately 11 million, mainly due to the increase in lines in service of approximately 6.1%, and (iii) a decrease in 2005 in the average number of lines out of service as compared to last year that generates an increase of 6 million in the monthly basic charges, partially offset by an increase in tariff discounts of approximately 4 million in 2005 as compared to 2004.

Special services increased in 67 million or 19% to 419 million in 2005 from 352 million in 2004. The variation was mainly due to an increase of: (i) 66 million in Internet service subscriptions billed, due to the rise in the number of ADSL (broad band) users of 86.5%, (ii) 5 million in services provided to suppliers of audiotext and free calls, and (iii) an increase in revenues billed for prepaid cards of approximately 6 million, partially offset by a decrease of 10 million in services provided to other suppliers for agreements signed in 2004.

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In 2005, revenues from installation charges totaled 37 million, representing an increase of 4 million or 12.1% as compared to 33 million in 2004. This variation was mainly due to an increase in ADSL and basic telephone service connections.

Revenues from public phones decreased by 13 million or 8.4% to 141 million in 2005 from 154 million in 2004. The variation mainly results from: (i) a decrease in average traffic per public telephone line of approximately 12 million or 11.1% and, (ii) an increase in discounts and rebates granted to third party calling centers.

Access charges: Telefónica bills and collects income resulting from call termination of other operators through its network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

Revenues resulting from access charges (interconnection) in 2005 amounted to 378 million, as compared to 282 million in 2004, representing an increase of 96 million or by 34%. The variation mainly results from a 24.8% increase in interconnection traffic, in particular with mobile telephone companies, both in transit and in access, and an increase in interconnection subscriptions of 21.6% or 11 million.

International long-distance service revenues increased by 17 million or 21.5% to 96 million in 2005 from 79 million in 2004. This variation was mainly due to an approximately 18% increase in incoming traffic with international carriers and an increase in traffic from customers of approximately 26.6%, partially offset by an increase in outgoing traffic with international carriers.

Revenues from Direct lines decreased by 4 million or 6.3% to 59 million in 2005 from 63 million in 2004. This is mainly due to a 2.3% decrease in the number of direct digital lines in service and a decrease in average prices, which depend on the transmission capacity and the distance of lines.

Revenue from publishing telephone directories in 2005 amounted to 23 million, as compared to 19 million in 2004, representing an increase of 4 million or 21.1% . This was mainly due to higher advertising investment per customer.

“Other” revenues increased to 124 million in 2005 from 104 million in 2004 which represents an increase of 19.2% or 20 million. This variation is mainly due to an increase in computer assistance services and other management services provided, among others.

Cost of Services provided, administrative expenses and selling expenses (“operating cost”)

Cost of services provided, administrative expenses and selling expenses increased by 8.8% to 2,060 million in 2005 from 1,894 million in 2004.

The following table shows the breakdown of expenses for the nine-month periods ended September 30, 2005 and 2004 (net of intercompany eliminations), in million of pesos:

	2005	2004

Salaries and social security taxes	345	295
Depreciation and amortization of fixed and intangible assets (1)	831	861
Fees and payments for services	499	419
Material consumption and other expenditures	49	55
Allowance for doubtful accounts	18	(27)
Sales costs (2)	9	6
Management fee	53	50
Other	256	235

Total	2,060	1,894

(1)	Excluding the portion corresponding to financial expenses.
(2)	Amount net of operating expenses from directory publishing amounting to 16 million and 10 million in 2005 and 2004.

The main variations of operating costs refer to:

Salaries and social security taxes increased by 16.9% or 50 million to 345 million in 2005 from 295 million in 2004. The variation was mainly due to an increase in salaries granted by Telefónica and by a decree of the NEP to employees, both those included and not included in the collective bargaining agreement, during the first quarter of 2005. Additionally, this variation includes the effect of the agreements between Telefónica and the unions, which

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represent the employees governed by collective bargaining agreements, that took place in December 2004. These increases were slightly accompanied by an increase in Telefónica’s average headcount, to 8,792 in 2005 from 8,721 in 2004.

The productivity index, measured as lines in service by employee grew from 494.4 in 2004 to 505.5 in 2005, which represents approximately a 2.2% increase.

Total depreciation and amortization of fixed assets and intangible assets decreased to 831 million in 2005 from 861 million during 2004. The decrease was mainly due to assets that were no longer depreciated during 2004, (mainly transmission, switching and radio equipment), partially offset by the amortization of investments in fixed assets applied during 2004 and 2005.

Fees and payments for services increased by 19.1% or 80 million to 499 million in 2005 from 419 million in 2004. In relation to the above mentioned variation, the main increases should be highlighted:

  temporary personnel expenses for 21 million, mainly due to the need to hire temporary personnel and salary increases granted by Telefónica and decree of the NEP;
  network maintenance expenses for 19 million, mainly due to repair charges caused by cable thefts, increase in preventive maintenance resulting from the increase in activities and lines in service;
  advertising expenses for 13 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost of them;
  Interconnection fees to providers amounting to 7 million due to the increase in traffic, mainly outgoing international internet calls;
  7 million in advice and consulting fees mainly due to higher consulting fees;
  comissons for sales, building maintenance and security, communication and travel expenses of 10 million;
  technical services and systems of 3 million due to higher capacity hired from service providers.

Costs for material consumption and other expenditures decreased from 55 million in 2004 to 49 million in 2005. In real terms, costs for material consumption and other expenditures increased by 13 million, from 38 million in 2004 to 51 million in 2005; the main causes of such variations were the increase in the consumption of materials and other expenditures due to an increase in preventive maintenance and higher prices of such materials and expenditures.

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2005 allowance for doubtful accounts was of 66 million, as compared to 47 million in 2004, representing an increase of 19 million; and (ii) a total recovery of collection of past-due customers in 2005 of 48 million, as compared to 74 million in 2004, representing a decrease of 26 million. These variations resulted from the increase of activity registered during 2004 and 2005 and regarding the behavior and the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new collection plans implemented by Telefónica.

The cost of sales, net of the capitalization of directory distribution costs, increased from 6 million in 2004 to 9 million in 2005, representing an increase of 50.0% . The charge to income from the cost of sales of equipment, telephone accessories and other input increased by 2 million, from 11 million in 2004 to 13 million in 2005. This variation was due to an increase in sales of equipment and telephone accessories offset by a decrease in the number of ADSL modems sold as they have been delivered on a loan for use basis as from June 2004.

The charge to income for management fee increased from 50 million in 2004 to 53 million in 2005, representing a 6.0% increase. This is mainly due to an increase in the income considered for fee calculation.

The charge to income of other operating costs increased from 235 million in 2004 to 256 million in 2005, representing a 8.9% increase. The variation is mainly due to an increase in other taxes of 18 million, resulting from an increase in Telefónica’s revenues (taxable base of certain rates and taxes); and an increase in transportation expenses of 8 million, commission expenses of 2 million and other expenses of 2 million. This increase is partially offset by a 8 million decrease in lease charges as a result of the expiration of the leases of vehicles and by a decrease of the charge of tax on bank account credits and debits of 1 million.

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Other expenses, net

Other expenses, net decreased from 76 million in 2004 to 42 million in 2005, representing a 44.7% decrease. The variation is mainly explained by a reduction in employee termination charges and by a decrease in reserve for contingencies.

Financial incomes and losses

In 2005 and 2004 interest capitalized totaled 6 and 4 million, respectively.

For the nine-month periods ended on September 30, 2005 and 2004 net financial incomes and losses amounted to losses of 160 million and 367 million, respectively, representing a decrease of 207 million. This decrease was mainly due to: (a) 145 million for a gain of exchange difference resulting from the effect of changes in the exchange rate experienced in both periods, from a loss of 51 million in 2004, to a gain of 94 million in 2005 and (b) a reduction in interest and financial charges of 73 million, to a loss of 217 million in 2005 from a loss of 290 million in 2004, mainly due to a decrease the exchange rate, a decrease in financial payables and in the interest rate applied to the debt of the Company with its indirect controlling company TISA partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Net income (loss) for the period

Net income (loss) increased from a loss of 37 million in 2004 to a gain of 281 million in 2005, mainly due to the variation of revenues and the exchange difference, as explained in the section above.

MAIN SHAREHOLDERS

As of September 30, 2005 the Company's main shareholder is TISA, with a 99.99% of the total capital stock. See Note 1. - Agreement between the Company’s Former Principal Shareholders and TSA and Note 7.2. and 7.3. to the Company's unconsolidated financial statements as of September 30, 2005.

PROSPECTS OF THE COMPANY, COINTEL AND TELEFÓNICA

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the unemployment rate and the freeze on public utility contracts, among other questions.

During 2004, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices.

In this scenario, the Company, Cointel and Telefónica have the following management priorities for the short and medium term:

  obtaining a clear tariff adjustment scheme to Telefónica;
  achieving a predictable regulatory framework that enables them to develop their business and investment plans;
  expanding selective criteria to expenditures and investment projects;
  further strengthening the traditional fixed telephony business by increasing the number of residential customers;
  consolidating Telefónica as a comprehensive supplier for corporate customers;
  maintaining the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;
  maintaining an adequate cash management, honoring assumed commitments;
  encouraging Telefónica’s conversion into a customer-focused organization; and
  improving Telefónica’s external and internal image.

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In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills, including:

1) a bill for establishing the National Regime of Utilities (the “Bill”). The Bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Bill seeks to introduce substantial changes in the regulatory framework under which Telefónica currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, Telefónica renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Bill states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier, etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

Telefónica cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to Telefónica, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which Telefónica currently operates.

From the second semester of 2003 there has been an improvement in the macroeconomy, including an appreciation of the peso with respect to the US dollar at December 31, 2002 and a slowdown in inflation. Although during the first nine-month period of 2005 retail prices already recorded an accumulated increase of 8.9% (exceeding the amount recorded in the same period of 2003 and 2004), wholesale prices recorded an accumulated increase of 8.2% . In particular, Telefónica expects that the outcome of the renegotiations of tariffs with the Argentine Government and how the government will regulate tariffs, may have a material effect on the results of its operations in future years accompanying macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company's, Cointel's and Telefónica’s results of operations are very sensible to changes in the peso/ US dollar exchange rate because their primary assets and revenues are denominated in pesos while substantially all of their liabilities are denominated in US dollars.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services that Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, Telefónica intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition and Argentina’s economic situation.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date:	April 4, 2006	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel